Filed pursuant to rule 424(b)(3)
Registration No. 333-148906

PROSPECTUS

Zynex Medical Holdings, Inc.
2,273,006 shares of common stock

This prospectus relates to the resale by the selling stockholders of 2,273,006 shares of common stock issuable upon exercise of outstanding warrants (the “warrants”), based on current market prices. The selling stockholders may sell common stock from time to time in the principal market on which the stock is traded at the prevailing market price or in negotiated transactions. Please see the "Selling Stockholders" section in this prospectus for a complete description of all of the selling stockholders.

We will not receive any proceeds from the sale of shares by the selling stockholders. However, we will receive proceeds upon the exercise of any warrants or options that may be exercised by the selling stockholders, if any. We will pay the expenses of registering these shares.

Our common stock is listed on the Over-The-Counter Bulletin Board under the symbol "ZYNX." The last reported sales price per share of our common stock as reported by the Over-The-Counter Bulletin Board on January 25, 2008, was $1.18.

INVESTING IN THESE SECURITIES INVOLVES SIGNIFICANT RISKS.
SEE "RISK FACTORS" BEGINNING ON PAGE 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 13, 2008.

PROSPECTUS SUMMARY

Our Business

This summary highlights information contained elsewhere in this prospectus.  You should read the entire prospectus carefully, including, the section entitled “Risk Factors” before deciding to invest in our common stock.  When used in this prospectus, the terms the "Company," "Zynex", "we," "us," "ours," and similar terms refer to Zynex Medical Holdings, Inc., a Nevada corporation, and its wholly-owned subsidiary, Zynex Medical, Inc.

The Company designs, assembles and commercializes a line of FDA-cleared medical devices for the electrotherapy and stroke rehabilitation markets. The Company also purchases electrotherapy devices and supplies from other domestic and international suppliers for resale.  All of our products are cleared by the Food and Drug Administration for sale in the United States. In the United States, our products require a physician's prescription before they can be dispensed. A majority of our products have been developed by the founder of our business, Thomas Sandgaard.

The Company's business model is developed around the physician's prescription being considered an "order" to provide the product to the patient, after which the patient's private insurance, Medicare/Medicaid, workers compensation or automobile insurance is billed for payment. Our electrotherapy products, the IF8000, TruWave and E-Wave, are promoted to physicians, physical therapists and clinics through our direct sales force. Our NeuroMove(TM) stroke rehabilitation product is marketed directly to the end-users and through our direct sales force to physicians who specialize in rehabilitation.  Our growth in terms of revenue requires additional sales representatives, which took place in 2007 and is part of our business plan for 2008.  In regard to international sales, we intend to continue using independent distributors who buy and resell our products.

For the nine months ended September 30, 2007, we generated net revenues of $4,946,384 and reported net income of $1,197,694. For the year ended December 31, 2006, we generated net revenues of $2,556,809 and had a net loss of ($320,370).

Our principal offices are located at 8022 Southpark Circle, Suite 100, Littleton, CO 80120, and our telephone number is (303) 703-4906. We are a Nevada corporation.

The Offering

Common stock offered by selling stockholders	2,273,006 shares issuable upon exercise of outstanding warrants. This number represents approximately 8.5% of our outstanding common stock.

Common stock to be outstanding after the offering	29,104,119 shares, which assumes the exercise of all shares underlying outstanding warrants being registered in this offering.

Use of proceeds
We will not receive any proceeds from the sale of the common stock.  However, in the event that our outstanding warrants are exercised, we may receive proceeds of up to $886,472. Any such proceeds will be used for working capital purposes.

Over-The-Counter Bulletin Board Symbol	ZYNX

The above information is based on 26,831,113 shares of common stock outstanding as of January 23, 2008.

RISK FACTORS

An investment in our common stock involves a high degree of risk. Before you invest you should carefully consider the risks and uncertainties described below and the other information in this prospectus. If any of the events described below actually occur, our business, operating results and financial condition could be harmed and the value of our stock could go down. This means you could lose all or a part of your investment as a result of these risks.

Risks Related To Our Business

WE MAY BE UNABLE TO OBTAIN ADDITIONAL CAPITAL REQUIRED TO GROW OUR BUSINESS. WE MAY HAVE TO CURTAIL OUR BUSINESS IF WE CANNOT FIND ADEQUATE FUNDING.

Our ability to grow depends significantly on our ability to expand our operations through internal growth and by acquiring other companies or assets.  This will require significant capital resources. We may need to seek additional capital from public or private equity or debt sources to fund our operating plans and respond to other contingencies such as:

•	shortfalls in anticipated revenues or increases in expenses;

•	the development of new products; or

•	the expansion of our operations, including the recruitment of additional sales personnel.

During 2006, we sold shares of our common stock and related warrants in a non-public offering in order to provide funds for working capital and growth.  We cannot be certain that we will be able to raise additional capital in the future on terms acceptable to us or at all. If alternative sources of financing are insufficient or unavailable, we may be required to modify our growth and operating plans in accordance with the extent of available financing.  Any additional equity financing may involve substantial dilution to our then existing stockholders.

WE HAVE LIMITED LIQUIDITY BECAUSE OUR CASH REQUIREMENTS INCREASE AS OUR OPERATIONS EXPAND

Our limited liquidity is primarily a result of (a) the required high levels of consignment inventory that are standard in the electrotherapy industry, (b) the payment of commissions to salespersons based on sales or rentals prior to reimbursement for such transactions, (c) the high level of outstanding accounts receivable because of deferred payment practices of third party health payers, and (d) the delayed cost recovery inherent in rental transactions.

OUR POTENTIAL COMPETITORS COULD BE LARGER THAN US AND HAVE GREATER FINANCIAL AND OTHER RESOURCES THAN WE DO AND THOSE ADVANTAGES COULD MAKE IT DIFFICULT FOR US TO COMPETE WITH THEM.

Substantial competition may be expected in the future in the area of stroke rehabilitation that may directly compete with our NeuroMove product.  Competitors to our products may have substantially greater financial, technical, marketing, and other resources. Competition could result in price reductions, fewer orders, reduced gross margins, and loss of market share. These companies may use standard or novel signal processing techniques to detect muscular movement and generate stimulation to such muscles. Other companies may develop rehabilitation products that perform better and/or are less expensive than our products.

Our products are regulated by the U.S. Food and Drug Administration (FDA).  Competitors may develop products that are substantially equivalent to our FDA approved products, thereby using our products as predicate devices to more quickly obtain FDA approval for their own. If overall demand for our products should decrease, it would have a materially adverse affect on our operating results.

FAILURE TO KEEP PACE WITH THE LATEST TECHNOLOGICAL CHANGES COULD RESULT IN DECREASED REVENUES.

The market for our products is characterized by rapid change and technological improvements. Failure to respond in a timely and cost-effective way to these technological developments could result in serious harm to our business and operating results. We have derived, and we expect to continue to derive, a substantial portion of our revenues from creating products in the medical device industry. As a result, our success will depend, in part, on our ability to develop and market product offerings that respond in a timely manner to the technological advances of our competitors, evolving industry standards and changing client preferences.

WE ARE DEPENDENT ON REIMBURSEMENT FROM INSURANCE COMPANIES AND GOVERNMENT (MEDICARE AND MEDICAID) AGENCIES; CHANGES IN INSURANCE REIMBURSEMENT POLICIES COULD RESULT IN DECREASED OR DELAYED REVENUES.

A large percentage of our revenues comes from insurance company and government agency reimbursement. Upon delivery of our products to our customers, we directly bill the customers' private insurance company or government payer for reimbursement. If the billed payers do not pay their bills on a timely basis or if they change their policies to exclude coverage for our products, we would experience delayed revenue recognition or a decline in our revenue as well as cash flow issues.

A MANUFACTURER'S INABILITY TO PRODUCE OUR GOODS ON TIME AND TO OUR SPECIFICATIONS COULD RESULT IN LOST REVENUE.

Third-party manufacturers assemble and manufacture to our specifications most of our products. The inability of a manufacturer to ship orders of our products in a timely manner or to meet our quality standards could cause us to miss the delivery date requirements of our customers for those items, which could result in cancellation of orders, refusal to accept deliveries or a reduction in purchase prices, any of which could have a material adverse affect on our revenues. Because of the timing and seriousness of our business, and the medical device industry in particular, the dates on which customers need and require shipments of products from us are critical. Further, because quality is a leading factor when customers, doctors, health insurance providers and distributors accept or reject goods, any decline in quality by our third-party manufacturers could be detrimental not only to a particular order, but also to our future relationship with that particular customer.

IF WE NEED TO REPLACE MANUFACTURERS, OUR EXPENSES COULD INCREASE RESULTING IN SMALLER PROFIT MARGINS.

We compete with other companies for the production capacity of our manufacturers and import quota capacity. Some of these competitors have greater financial and other resources than we have, and thus may have an advantage in the competition for production and import quota capacity. If we experience a significant increase in demand, or if we need to replace an existing manufacturer, we may have to expand our third-party manufacturing capacity. We cannot assure that this additional capacity will be available when required on terms that are acceptable to us or similar to existing terms, which we have with our manufacturers, either from a production standpoint or a financial standpoint. We enter into a number of purchase order commitments specifying a time for delivery, method of payment, design and quality specifications and other standard industry provisions, but do not have long-term contracts with any manufacturer. None of the manufacturers we use produces our products exclusively.

Should we be forced to replace one or more of our manufacturers, we may experience increased costs or an adverse operational impact due to delays in distribution and delivery of our products to our customers, which could cause us to lose customers or lose revenue because of late shipments.

OUR BUSINESS IS EXPOSED TO DOMESTIC INTEREST RATES AND FOREIGN CURRENCY FLUCTUATIONS; NEGATIVE CHANGES IN EXCHANGE RATES COULD RESULT IN GREATER COSTS.

Most of Zynex's revenue, expenses, and capital spending have been transacted in US dollars. Zynex's exposure to market risk for changes in interest rates relate primarily to Zynex's cash and cash equivalent balances, marketable securities, investment in sales-type leases, and loan agreements. The majority of Zynex's investments, if any, may be in short-term instruments and therefore subject to fluctuations in US interest rates. Due to the nature of such short-term investments, we cannot assure you that this will not have a material adverse impact on our financial condition and results of operations.

IF WE ARE UNABLE TO RETAIN THE SERVICES OF MR. SANDGAARD OR IF WE ARE UNABLE TO SUCCESSFULLY RECRUIT QUALIFIED MANAGERIAL AND SALES PERSONNEL HAVING EXPERIENCE IN OUR BUSINESS, WE MAY NOT BE ABLE TO CONTINUE OUR OPERATIONS.

Our success depends to a significant extent upon the continued service of Mr. Thomas Sandgaard, our Chief Executive Officer and currently sole director. Loss of the services of Mr. Sandgaard could have a material adverse effect on our growth, revenues, and prospective business. We do not maintain key-man insurance on the life of Mr. Sandgaard. In addition, in order to successfully implement and manage our business plan, we will be dependent upon, among other things, successfully recruiting qualified managerial and sales personnel having experience in business. Competition for qualified individuals is intense. There can be no assurance that we will be able to find, attract and retain existing employees or that we will be able to find, attract and retain qualified new employees and retain existing employees.

HOSPITALS AND CLINICIANS MAY NOT BUY, PRESCRIBE OR USE OUR PRODUCTS IN SUFFICIENT NUMBERS, WHICH COULD RESULT IN DECREASED REVENUES.

Hospitals and clinicians may not accept the NeuroMove NM900, IF8000, IF8100, TruWave, or E-Wave products as effective, reliable, and cost-effective. Factors that could prevent such institutional customer acceptance include:

•	If customers conclude that the costs of these products exceed the cost savings associated with the use of these products;

•	If customers are financially unable to purchase these products;

•	If adverse patient events occur with the use of these products, generating adverse publicity;

•	If we lack adequate resources to provide sufficient education and training to Zynex's customers; and

•	If frequent product malfunctions occur, leading clinicians to believe that the products are unreliable.

If any of these or other factors results in the non-use or non-purchase of our products, we will have reduced revenues and may not be able to fully fund operations.

AS A RESULT OF BEING IN THE MEDICAL DEVICE INDUSTRY, WE NEED TO MAINTAIN SUBSTANTIAL INSURANCE COVERAGE, WHICH COULD BECOME VERY EXPENSIVE OR HAVE LIMITED AVAILABILITY.

Our marketing and sale of products and services related to the medical device field creates an inherent risk of claims for liability. As a result, we carry product liability insurance with an aggregate limit of $5,000,000 and $2,000,000 per occurrence and will continue to maintain insurance in amounts we consider adequate to protect us from claims. We cannot, however, be assured to have resources sufficient to satisfy liability claims in excess of policy limits if required to do so. Also, there is no assurance that our insurance provider will not drop our insurance or that our insurance rates will not substantially rise in the future, resulting in increased costs to us or forcing us to either pay higher premiums or reduce our coverage amounts, which would result in increased liability to claims.

OUR FUTURE DEPENDS UPON OBTAINING REGULATORY APPROVAL OF ANY NEW PRODUCTS AND/OR MANUFACTURING OPERATIONS WE DEVELOP; FAILURE TO OBTAIN REGULATORY APPROVAL COULD RESULT IN INCREASED COSTS AND LOST REVENUE.

Before marketing any new products, we will need to complete one or more clinical investigations of each product. There can be no assurance that the results of such clinical investigations will be favorable to us. We may not know the results of any study, favorable or unfavorable to us, until after the study has been completed. Such data must be submitted to the FDA as part of any regulatory filing seeking approval to market the product. Even if the results are favorable, the FDA may dispute the claims of safety, efficacy, or clinical utility and not allow the product to be marketed. The sale price of the product may not be enough to recoup the amount of our investment in conducting the investigative studies.

WE MAY INCUR SUBSTANTIAL EXPENSES AND MAY INCUR LOSSES.

The area of medical device research is subject to rapid and significant technological changes. Developments and advances in the medical industry by either competitors or neutral parties can affect our business in either a positive or negative manner. Developments and changes in technology that are favorable to us may significantly advance the potential of our research while developments and advances in research methods outside of the methods we are using may severely hinder, or halt completely, our development.

We are a small company in terms of employees, technical and research resources and capital. We expect to have research and development and significant sales and marketing, and general and administrative expenses for several years. These amounts may be expended before any commensurate incremental revenue from these efforts may be obtained. These factors could hinder our ability to meet changes in the medical industry as rapidly or effectively as competitors with more resources.

WE MAY BE UNABLE TO PROTECT OUR TRADEMARKS, TRADE SECRETS AND OTHER INTELLECTUAL PROPERTY RIGHTS THAT ARE IMPORTANT TO OUR BUSINESS.

We regard our trademarks, particularly our NeuroMove trademark which is registered in the United States and the European Union, our trade secrets and other intellectual property as an integral component of our success. We rely on trademark law, patents, and trade secret protection and confidentiality agreements with employees, customers, partners and others to protect our intellectual property. Effective trademark and trade secret protection may not be available in every country in which our products are available. We cannot be certain that we have taken adequate steps to protect our intellectual property, especially in countries where the laws may not protect our rights as fully as in the United States. In addition, if our third-party confidentiality agreements are breached there may not be an adequate remedy available to us. If our trade secrets become publicly known, we may lose our competitive position.

SUBSTANTIAL COSTS COULD BE INCURRED DEFENDING AGAINST CLAIMS OF INFRINGEMENT.

Other companies, including competitors, may obtain patents or other proprietary rights that would limit, interfere with, or otherwise circumscribe Zynex's ability to make, use, or sell products. Should there be a successful claim of infringement against us and if we could not license the alleged infringed technology, business and operating results could be adversely affected. There has been substantial litigation regarding patent and other intellectual property rights in the medical device industry. The validity and breadth of claims covered in medical technology patents involve complex legal and factual questions for which important legal principles remain unresolved.  Any litigation claims against us, independent of their validity, may result in substantial costs and the diversion of resources with no assurance of success.  Intellectual property claims could cause us to:

•	cease selling, incorporating, or using products that incorporate the challenged intellectual property,

•	obtain a license from the holder of the infringed intellectual property right, or

•	re-design Zynex's products incorporating the infringed intellectual property.

COMMERCIALIZATION OF OUR PRODUCTS COULD FAIL IF IMPLEMENTATION OF OUR SALES AND MARKETING STRATEGY IS UNSUCCESSFUL.

A significant sales and marketing effort may be necessary to achieve the level of market awareness and sales needed to achieve our financial projections. To increase sales and rental of our products we may utilize some or all of the following strategies in the future:

•	contract with, hire and train sales and clinical specialists;

•	build a larger direct sales force;

•	manage geographically dispersed operations;

•	explore potential reseller and original equipment manufacturer (OEM) relationships and assure that reseller and OEMs provide appropriate educational and technical support;

•	promote frequent product use to increase sales of consumables; and

•	enter into relationships with well-established distributors in foreign market.

These strategies could be costly and may impact our operating results.  If these strategies do not generate increased revenue, the result will be increased operating expenses greater than the revenue resulting in a reduction of net income or even a net loss.

OUR BUSINESS COULD BE ADVERSELY AFFECTED BY RELIANCE ON SOLE SUPPLIERS.

Notwithstanding our current multiple supplier approach, in the future certain essential product components may be supplied by separate sole, or a limited group of, suppliers. Most of our products and components are purchased through purchase orders rather than through long term supply agreements and large volumes of inventory may not be maintained. There may be shortages and delays in obtaining certain product components. Disruption of the supply or inventory of components could result in a significant increase in the costs of these components or could result in an inability to meet the demand for our products. In addition, if a change in the manufacturer of a key component is required, qualification of a new supplier may result in delays and additional expenses in meeting customer demand for products.  These factors could affect our revenues and ability to retain our experienced sales force.

WE MAY NOT BE ABLE TO OBTAIN CLEARANCE OF A 510(K) NOTIFICATION OR APPROVAL OF A PRE-MARKET APPROVAL APPLICATION WITH RESPECT TO ANY PRODUCTS ON A TIMELY BASIS, IF AT ALL.

Our products are regulated by the FDA.  If timely clearance or approval of new products is not obtained, our business could be materially adversely affected. Clearance of a 510(k) notification from the FDA may also be required before marketing certain previously marketed products, which have been modified after they have been cleared. Company personnel currently believe that certain planned enhancements to our current products will not necessitate the filing of a new 510(k) notification. However, the FDA could require the filing of a new 510(k) notification for the modification of the product before we can market modified devices.

THE FDA ALSO REQUIRES ADHERENCE TO GOOD MANUFACTURING PRACTICES (GMP) REGULATIONS, WHICH INCLUDE PRODUCTION DESIGN CONTROLS, TESTING, QUALITY CONTROL, STORAGE AND DOCUMENTATION PROCEDURES.

To determine whether adequate compliance has been achieved, the FDA may inspect our facilities at any time. Such compliance can be difficult and costly to achieve. Our compliance status may change due to future changes in, or interpretations of, FDA regulations or other regulatory agencies. Such changes may result in the FDA withdrawing marketing clearance or requiring product recall. In addition, any changes or modifications to a device or its intended use may require us to reassess compliance with Good Manufacturing Practices guidelines, potentially interrupting the marketing and sale of products. Failure to comply with regulations could result in enforceable actions, including product seizures, product recalls, withdrawal of clearances or approvals, and civil and criminal penalties.

OUR BUSINESS IS SUBJECT TO EXTENSIVE GOVERNMENT REGULATION, THE FAILURE TO COMPLY WITH WHICH COULD RESULT IN SIGNIFICANT PENALTIES.

Numerous state and federal government agencies extensively regulate the manufacturing, packaging, labeling, advertising, promotion, distribution and sale of our products. Our failure or inability to comply with applicable laws and governmental regulations may result in civil and criminal penalties, which we are unable to pay or may cause us to curtail or cease operations. We must also expend resources from time to time to comply with newly adopted regulations, as well as changes in existing regulations. If we fail to comply with these regulations, we could be subject to disciplinary actions or administrative enforcement actions.

CHANGES IN COVERAGE AND REIMBURSEMENT POLICIES FOR OUR PRODUCTS BY MEDICARE OR REDUCTIONS IN REIMBURSEMENT RATES FOR OUR PRODUCTS COULD ADVERSELY AFFECT OUR BUSINESS AND RESULTS OF OPERATIONS.

In the United States, our products are prescribed by physicians for their patients. Based on the prescription, which Zynex considers an order, we submit a claim for payment directly to third party payers such as private commercial insurance carriers, Medicare or Medicaid and others, as appropriate, and the payer reimburses Zynex directly.  Federal and state statutes, rules or other regulatory measures that restrict coverage of our products or reimbursement rates could have an adverse effect on our ability to sell or rent our products or cause physical therapists and physicians to dispense and prescribe alternative, lower-cost products.

With the passage of the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or Medicare Modernization Act, a number of changes have been mandated to the Medicare payment methodology and conditions for coverage of our durable medical equipment, including our TENS and NMES devices. These changes include a freeze in payments for our durable medical equipment from 2004 through 2008, competitive bidding requirements, and new clinical conditions for payment and quality standards. Although these changes affect our products generally, specific products may be more or less affected by the Medicare Modernization Act's provisions.

Certain off-the-shelf durable medical equipment (DME), including TENS devices, may become subject to competitive bidding, in order to reduce costs and reimbursements to DME suppliers. Under competitive bidding, which will be phased in beginning in 2007, Medicare will change its approach to reimbursing certain items and services covered by Medicare from the current fee schedule amount to an amount established through a bidding process between the government and suppliers. Competitive bidding may reduce the number of suppliers providing certain items and services to Medicare beneficiaries and the amounts paid for such items and services. Also, Medicare payments in regions not subject to competitive bidding may be reduced using payment information from regions subject to competitive bidding. Any payment reductions or the inclusion of certain of our products in competitive bidding, in addition to the other changes to Medicare reimbursement and standards contained in the Medicare Modernization Act, could have a material adverse effect on our results of operations.

In addition, in 2003, the Centers for Medicare and Medicaid Services, or CMS made effective an interim final regulation implementing "inherent reasonableness" authority, which allows adjustments to payment amounts for certain items and services covered by Medicare when the existing payment amount is determined to be "grossly excessive" or "grossly deficient " The regulation lists factors that may be used to determine whether an existing reimbursement rate is grossly excessive or grossly deficient and to determine what is a realistic and equitable payment amount. The regulation remains in effect after the enactment of the Medicare Modernization Act, although the new legislation precludes the use of inherent reasonableness authority for payment amounts established under competitive bidding. Medicare and Medicaid accounted for approximately 5% of our total sales and rental income for 2006. When using the inherent reasonableness authority, CMS may reduce reimbursement levels for certain of our products, which could have a material adverse effect on our results of operations.

OUR PRODUCTS ARE SUBJECT TO RECALL EVEN AFTER RECEIVING FDA OR FOREIGN CLEARANCE OR APPROVAL, WHICH WOULD HARM OUR REPUTATION AND BUSINESS.

We are subject to medical device reporting regulations that require us to report to the FDA or respective governmental authorities in other countries if our products cause or contribute to a death or serious injury or malfunction in a way that would be reasonably likely to contribute to death or serious injury if the malfunction were to recur. The FDA and similar governmental authorities in other countries have the authority to require the recall of our products in the event of material deficiencies or defects in design or manufacturing. A government mandated or voluntary recall by us could occur as a result of component failures, manufacturing errors or design defects, including defects in labeling.   Any recall would divert managerial and financial resources and could harm our reputation with customers. We cannot assure you that we will not have product recalls in the future or that such recalls would not have a material adverse effect on our business. We have not undertaken any voluntary or involuntary recalls to date.

OUR PRINCIPAL OFFICER AND DIRECTOR OWNS A CONTROLLING INTEREST IN OUR VOTING STOCK AND INVESTORS WILL NOT HAVE ANY VOICE IN OUR MANAGEMENT.

Our Chief Executive Officer and current sole director, Thomas Sandgaard, beneficially owned approximately 68.1% of our outstanding common stock as of January 23, 2008. As a result, Mr. Sandgaard has the ability to control substantially all matters submitted to our stockholders for approval, including:

•	election of our board of directors;

•	removal of any of our directors;

•	amendment of our certificate of incorporation or bylaws; and

•	adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination involving us.

As a result of his ownership and position, Mr. Sandgaard is able to influence all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. In addition, sales of significant amounts of shares held by Mr. Sandgaard, or the prospect of these sales, could adversely affect the market price of our common stock. Mr. Sandgaard's stock ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could reduce our stock price or prevent our stockholders from realizing a premium over our stock price.

Risks Relating To Our Common Stock

OUR COMMON STOCK IS SUBJECT TO THE "PENNY STOCK" RULES OF THE SEC AND THE TRADING MARKET IN OUR SECURITIES IS LIMITED, WHICH MAKES TRANSACTIONS IN OUR STOCK CUMBERSOME AND MAY REDUCE THE VALUE OF AN INVESTMENT IN OUR STOCK.

Since our common stock is not listed or quoted on any exchange and no other exemptions currently apply, trading in our common stock on the Over-The-Counter Bulletin Board is subject to the "penny stock" rules of the SEC. These rules require, among other things, that any broker engaging in a transaction in our securities provide its customers with a risk disclosure document, disclosure of market quotations, if any, disclosure of the compensation of the broker and its salespersons in the transaction, and monthly account statements showing the market values of our securities held in the customer's accounts. The brokers must provide bid and offer quotations and compensation information before making any purchase or sale of a penny stock and also provide this information in the customer's confirmation. Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock.

FORWARD-LOOKING STATEMENTS

Certain statements in this registration statement contain forward-looking statements that are subject to known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements were based on various factors and were derived utilizing numerous assumptions and other factors that could cause our actual results to differ materially from those in the forward-looking statements. These factors include, but are not limited to, the need to obtain additional capital in order to grow our business, larger competitors with greater financial resources, the need to keep pace with technological changes, our dependence on the reimbursement from insurance companies for products sold or rented to our customers, our dependence on third party manufacturers to produce our goods on time and to our specifications, the acceptance of our products by hospitals and clinicians, implementation of our sales strategy including a strong direct sales force and other risks described in this registration statement. Readers are cautioned not to place undue reliance on these forward-looking statements and readers should carefully review this registration statement in its entirety, including the risks described in "Risk Factors." We undertake no obligation to update any forward-looking statements to reflect any future events or developments. These forward-looking statements speak only as of the date of this prospectus, and you should not rely on these statements without also considering the risks and uncertainties associated with these statements and our business.

USE OF PROCEEDS

This prospectus relates to shares of our common stock that may be offered and sold from time to time by the selling stockholders of our company, referred to throughout this prospectus as the selling stockholders. There will be no proceeds to us from the sale of shares of common stock in this offering. However, in the event that our outstanding warrants are exercised, we may receive proceeds of up to $886,472. Any such proceeds will be used for working capital purposes. There can be no assurance that any of these warrants will be exercised.

LEGAL PROCEEDINGS

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse affect on our business, financial condition or operating results.

SELLING STOCKHOLDERS

The table below sets forth the number of shares of common stock that may be offered from time to time by each selling security holder.  These shares include shares issuable, or have been issued, upon exercise of warrants owned by the selling security holders.  We issued these warrants in a private placement in 2006 and early 2007, excluding the warrants of Ascendiant Capital Group, LLC and Ascendiant Securities, LLC.  The warrants owned by Ascendiant Capital Group, LLC and Ascendiant Securities, LLC were issued in connection with a bridge loan in 2006 and services rendered by Ascendiant Securities, LLC. We will not receive any proceeds from the resale of the common stock by the selling stockholders. We will receive proceeds from the exercise of the warrants.

The bridge loan with Ascendiant Capital Group LLC, which is an affiliate of Ascendiant Securities, LLC, is described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources” below.  In that transaction, we also paid Ascendiant Securities, LLC a placement fee of $22,000 cash and issued to Ascendiant Securities, LLC a five year warrant for 103,139 shares of common stock at an exercise price of $0.39 per share.

The following table also sets forth the name of each person who is offering the resale of shares of common stock by this prospectus, the number of shares of common stock beneficially owned by each person, the number of shares of common stock that may be sold in this offering and the number of shares of common stock each person will own after the offering, assuming they sell all of the shares offered.

The table set forth below is as of January 23, 2008.

	Beneficial Ownership Prior to Offering (1)			Beneficial Ownership After Offering (1)
Name of Selling Security Holder	Shares	Percentage (2)	Shares Offered	Shares	Percentage

Anderson, Bruce	140,625	*	62,500	78,125	*
Carne, Elizabeth Ann	62,500	*	62,500	--	*
Conine Capital Corporation	130,625	*	62,500	68,125	*
Roberta J. Cristantiello Trust	201,250	*	125,000	76,250	*
Fitzgerald III, Roy E.	140,625	*	62,500	78,125	*
Timothy M. Holmes Revocable Trust	281,250	1.0%	125,000	156,250	*
Robert Kerls IRA	80,000	*	80,000	--	*
Lee, Michael Peter	281,250	*	125,000	100,000	*
Maldanado, Carmen	180,000	*	80,000	156,250	*
Mawson, Simon	140,625	*	62,500	78,125	*
Petrassi, Albert & Paula	562,500	2.1%	250,000	312,500	1.1%
Susan I Rowlands IRA	80,000	*	80,000	--	*
Samuelson, Erik R.	1,065,625	3.9%	562,500	503,125	1.7%
Ascendiant Capital Group LLC	992,922	3.6%	533,006	459,916	1.6%
_________________

* Less than 1%

(1) Beneficial Ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable or convertible, or exercisable or convertible within 60 days of January 23, 2008 are deemed outstanding for computing the percentage of the person holding such option or warrant but are not deemed outstanding for computing the percentage of any other person. Beneficially owned shares in the table for a selling security holder includes shares issuable upon exercise of warrants owned by the selling security holder.

(2) Percentage of a selling security holder is based on 26,831,113 shares of common stock outstanding plus shares underlying warrants deemed outstanding for the selling security holder.

PLAN OF DISTRIBUTION

The selling stockholders and any of their respective non-sale pledgees, non-sale donees, non-sale assignees and other non-sale successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

o	ordinary brokerage transactions and transactions in which the broker-dealer solicits thepurchaser;

o	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

o	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

o	an exchange distribution in accordance with the rules of the applicable exchange;

o	privately-negotiated transactions;

o	short sales;

o	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

o	through the writing of options on the shares

o	a combination of any such methods of sale; and

o	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus. The selling stockholders shall have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

The selling stockholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling stockholders defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

The selling stockholders or their respective non-sale pledgees, non-sale donees, non-sale transferees or other non-sale successors in interest, may also sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal or both, which compensation as to a particular broker-dealer might be in excess of customary commissions. Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that a selling stockholder will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. The selling stockholders cannot assure that all or any of the shares offered in this prospectus will be issued to, or sold by, the selling stockholders. The selling stockholders and any brokers, dealers or agents, upon effecting the sale of any of the shares offered in this prospectus, may be deemed to be "underwriters" as that term is defined under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, or the rules and regulations under such acts. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay all fees and expenses incident to the registration of the shares, including fees and disbursements of counsel to the selling stockholders, but excluding brokerage commissions or underwriter discounts.

The selling stockholders, alternatively, may sell all or any part of the shares offered in this prospectus through an underwriter. No selling stockholder has entered into any agreement with a prospective underwriter and there is no assurance that any such agreement will be entered into.

The selling stockholders and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations under such act, including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the shares by, the selling stockholders or any other such person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. In regards to short sells, the selling stockholder can only cover its short position with the securities they receive from us upon conversion. All of these limitations may affect the marketability of the shares.

We have agreed to indemnify the selling stockholders, or their transferees or assignees, against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the selling stockholders or their respective pledgees, donees, transferees or other successors in interest, may be required to make in respect of such liabilities.

If the selling stockholders notify us that they have a material arrangement with a broker-dealer for the resale of the common stock, then we would be required to amend the registration statement of which this prospectus is a part, and file a prospectus supplement to describe the agreements between the selling stockholders and the broker-dealer.

PENNY STOCK

The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require that a broker or dealer approve a person's account for transactions in penny stock and the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must obtain financial information and investment experience objectives of the person and make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the Commission relating to the penny stock market, which, in highlight form sets forth the basis on which the broker or dealer made the suitability determination and that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

DIRECTORS, EXECUTIVE OFFICERS AND CONTROL PERSONS

The following table provides information concerning each of the Company's directors and executive officers at January 15, 2008:
		Director
Name	Age	Since	Position or Office

Thomas Sandgaard	49	1996	President, Chief Executive Officer, Director and Chairman

Fritz G. Allison	48	N/A	Chief Financial Officer

During the five years preceding the date of this report, the director and executive officers named above have not been convicted in any criminal proceeding nor are they subject to any pending criminal proceeding.

Mr. Sandgaard founded the Company in 1996 after a successful European based career in the semiconductor, telecommunications and medical equipment industries with ITT, Siemens and Philips Telecom. Mr. Sandgaard held middle and senior management positions in the areas of international sales and distribution, technology transfers, mergers and acquisitions and marketing. Mr. Sandgaard holds a degree in electronics engineering from Odense Teknikum, Denmark and an MBA from the Copenhagen Business School.

Mr. Allison was elected as Chief Financial Officer of Zynex, effective February 19, 2007. Prior to joining Zynex, Mr. Allison served as a Financial Consultant for MSS Technologies, a Phoenix-based provider of business application solutions, since 2004. From December 2000 until March 2004, Mr. Allison was the Vice-President, Controller and Chief Financial Officer of Orange Glo International, Inc., a manufacturer of cleaning products in the consumer package goods industry. Previous positions include Manager of Corporate Accounting for J.D. Edwards & Co., Controller at Powercom-2000 and International Controller for CH2M Hill International. Mr. Allison holds a B.A. in Business Administration from the University of Southern California and has been a Certified Public Accountant.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table contains certain information regarding beneficial ownership of the Company's common stock as of September 5, 2007 by (i) each person who is known by the Company to own beneficially more than 5% of the Company’s common stock, (ii) each of the Company’s directors, (iii) the Company’s executive officers named in the Directors, Executive Officers and Control Persons Table above and (iv) all directors and executive officers as a group. The information provided regarding beneficial ownership of the principal stockholders is based on publicly available filings and, in the absence of such filings, on the shares held of record by such persons.

		Number of Shares	Percent
		Beneficially	Of
Name	Class of Stock	Owned(2)	Class

Executive Officers:

Thomas Sandgaard 8022 Southpark Cir. Suite 100 Littleton, CO 80120	Common	18,265,500	68.1%

Fritz Allison 8022 Southpark Cir. Suite 100 Littleton, CO 80120	Common	25,000	0.1%

Other 5% Beneficial Owners

Regency Group
4600 S Ulster St., Suite 975 Denver, Colorado (1)	Common	1,900,000	6.6%

All Directors and
Named Executive Officers
As a Group	Common	18,308,500	68.3%

_____________

(1) On September 27, 2004, the Company issued options valued at $11,707 to acquire 1,900,000 shares of common stock to this financial consulting firm in exchange for consulting services provided in connection with the Company's reverse acquisition and past investor relations. The options, which expire September 26, 2009, permit the purchase of common stock in certain quantities and at various prices ranging from $.40 per share to $4.00 per share. See Note 5 of the Notes to Consolidated Financial Statements for the year ended December 31, 2006.

(2) A person has beneficial ownership of any securities to which the person, directly or indirectly, through any contract, arrangement, undertaking, relationship or otherwise has or shares voting power and/or investment power or as to which such person has the right to acquire such voting and/or investment power within 60 days from January 23, 2008. The percentage of beneficial ownership as to any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person by the sum of the number of shares outstanding as of such date and the number of unissued shares as to which the person has the right to acquire voting and/or investment power within 60 days.

DESCRIPTION OF SECURITIES

The following description of our capital stock is a summary and is qualified in its entirety by the provisions of our articles of incorporation, with amendments, all of which have been filed as exhibits to our registration statement of which this prospectus is a part.

Common Shares

We are authorized to issue up to 100,000,000 shares of Common Stock, par value $.001. As of January 23, 2008, there were 26,831,113 shares of common stock issued and outstanding. Holders of common stock are entitled to one vote for each share held of record on all matters to be voted on by the stockholders. The holders of common stock are entitled to receive dividends ratably, when, as and if declared by the board of directors, out of funds legally available. In the event of our liquidation, dissolution or winding-up the holders of common stock are entitled to share equally and ratably in all assets remaining available for distribution after payment of liabilities and after provision is made for each class of stock, if any, having preference over the common stock. The holders of shares of common stock, as such, have no conversion, preemptive, or other subscription rights and there are no redemption provisions applicable to the common stock.

Preferred Shares

We are authorized to issue up to 10,000,000 shares of preferred stock, par value $.001. As of January 23, 2008, there were no shares of preferred stock issued and outstanding. The shares of preferred stock may be issued in series and shall have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions providing for the issuance of such stock adopted from time to time by the board of directors. The board of directors is expressly vested with the authority to determine and fix in the resolution or resolutions providing for the issuances of preferred stock the voting powers, designations, preferences and rights, and the qualifications, limitations or restrictions thereof, of each such series to the full extent now or hereafter permitted by the laws of the State of Nevada.  Issuances of preferred stock could dilute the voting power of common stockholders, adversely affect the voting power of common stockholders, adversely affect the likelihood that common stockholders will receive dividend payments on liquidation, and have the effect of delaying or preventing a change in shareholder and management control.

Our articles of incorporation and the Nevada General Corporation Law include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our sole director rather than pursue non-negotiated takeover attempts. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging these proposals because, among other things, negotiation of the proposals might result in an improvement of their terms. Our articles of incorporation authorize the issuance of preferred stock. Our sole director can set and determine the voting, redemption, conversion and other rights relating to any series of preferred stock. In some circumstances, we could issue preferred stock to prevent a merger, tender offer or other takeover attempt, which our board of directors opposes.

Transfer Agent

Colonial Stock Transfer, 66 Exchange Place, Salt Lake City, Utah 84111, is the transfer agent and registrar for our securities.

DESCRIPTION OF BUSINESS

History

Zynex Medical Holdings, Inc. (the "Company" or "Zynex"), formerly Fox River Holdings, Inc., was initially organized on December 26, 1991 as a Delaware corporation under the name of Life Medical Technologies, Inc. The Company engaged in the business of bringing new medical product technology to the health care market place. Between 1995 and 2003, the Company changed its corporate name and business several times. Zynex's corporate history prior to February 11, 2004 is detailed in the Company's December 31, 2004 10-KSB filed on April 15, 2005.

On February 11, 2004, Zynex Medical Holdings, Inc. acquired 100% of the common stock of Zynex Medical, Inc., a privately held Colorado corporation ("Zynex Medical"), pursuant to an acquisition agreement by issuing 19,500,000 shares of common stock to Thomas Sandgaard, the sole shareholder of Zynex Medical. Immediately after the transaction, the former shareholder of Zynex Medical owned approximately 88.5 percent of the Company's common stock.

Zynex is the parent company of Zynex Medical. Zynex Medical designs, manufactures and markets FDA approved medical devices for the electrotherapy and stroke rehabilitation markets. The Company's headquarters are located in Littleton, Colorado.

Dan Med, Inc, (“DMI”) was incorporated by Mr. Sandgaard under the laws of the State of Colorado on October 31, 1996. Zynex Medical was incorporated by Mr. Sandgaard as Stroke Recovery Systems, Inc, ("SRSI") under the laws of the State of Colorado on March 3, 1998. On October 1, 2003, SRSI acquired by merger the assets and liabilities of DMI. Mr. Sandgaard operated SRSI as a privately-owned corporation from inception until the February 11, 2004 Zynex acquisition.

For accounting purposes, Zynex Medical is treated as the acquiring corporation, and financial statements for years prior to 2004 are those of Zynex Medical.

DMI's primary activity was importing and marketing European-made electrotherapy devices from its inception until 1999 when DMI began to develop, assemble and market its own line of electrotherapy products. Its own products constituted over 80% of DMI revenues at the time of its acquisition by SRSI.

Prior to acquiring DMI, SRSI's primary activities were to develop and market homecare electrotherapy devices for US stroke survivors suffering impaired mobility and loss of functionality. In early 2002, SRSI engaged its own sales force and began to market DMI's entire line of standard electrotherapy products. The DMI products accounted for over 75% of Zynex Medical's 2002 revenue.

Current Business

Zynex engineers, manufactures, markets and sells its own design of FDA cleared medical devices into two distinct markets (1) standard electrotherapy products for pain relief / pain management and (2) the NeuroMove(TM) for stroke and spinal cord injury ("SCI") rehabilitation.

All Zynex products are intended to be patient friendly and designed for home use. The products are cost effective when compared to traditional physical therapy, and often result in better mobility, less pain and increased potential for a patient to return to work and a fuller life significantly earlier than with traditional therapies alone. The NeuroMove has been the subject of nine successfully completed clinical trials and is currently being evaluated in four additional trials.

The U.S. Food and Drug Administration (the "FDA") has cleared all of our products for sale in the United States (the "U.S.") and our products require a physician's prescription, authorization or order before they can be dispensed in the U.S. Our primary business model considers the physician's prescription as an "order", and it is on this basis we provide the product to the patient and either bill the patient directly or the patient's private or government insurer (Medicare or Medicaid) for payment.

We believe our products assist in improving the quality of life for patients suffering with impaired mobility from stroke or SCI, and those suffering from debilitating and chronic pain.

Our Zynex produced electrotherapy products, the IF8000, IF8100, TruWave and E-Wave, are marketed through physicians and therapists primarily by our independent contractor sales representatives, some of whom receive additional compensation to serve as Regional Sales Managers. We also employ inside sales personnel. The NeuroMove is marketed directly to end-user patients and physicians who specialize in stroke and SCI rehabilitation.

To increase revenues, we added several experienced sales representatives in 2006. In 2007 we engaged over 25 additional sales representatives. More additions are part of our 2008 business plan.

To expand our international sales we have obtained representation commitments from well established local medical device distributors and have engaged an internationally regarded consulting firm to assist us in preparing to apply for European Union CE Marking. See “Regulatory Approval and Process” below.

Our Products

We currently market and sell five Zynex produced products and resell seven products purchased from others, all as indicated below:

Product Name	Description
Our Products

IF 8000	Combination Interferential and Muscle Stimulation device.

IF 8100	An easier to use, fixed program version of the IF8000.

E-Wave	Dual Channel NMES Device

TruWave	Dual Channel TENS Device

NM 900	NeuroMove. EMG triggered Electrical Stimulation Device

Resale Products

Elpha 3000	Dual Channel NMES device

Conti4000	Electrical Stimulation Device for Incontinence Treatment

Arista 2000	Dual Channel TENS Device

Elpha 1000	Dual Channel TENS Device

DCHT	Cervical Traction Device

LHT	Lumbar Traction Device

Electrodes	Supplies, re-usable for delivery of electrical current to the body

The Company receives a majority of its revenue from the sale and rental of transcutaneous electrical nerve stimulation (“TENS”), interferential and muscle stimulation devices as well as electrode supplies and a significant portion of its revenue from the sale and rental of the NeuroMove

Pain Management

Standard electrotherapy is a clinically proven and medically accepted alternative modality to manage acute and chronic pain. Electrotherapy is not known to have any negative side effects, a significant advantage over most pain relief medications. The benefits of electrotherapy can include: pain relief, increased blood flow, reduced edema, prevention of venous thrombosis, increased range-of-motion, prevention of muscle disuse atrophy, and reduced urinary incontinence.

Electrotherapy introduces an electrical current applied through surface electrodes. The electrical current "distorts" a pain signal on its way to the central nervous system and the brain, thus reducing the pain. Additionally, by applying higher levels of electricity muscles contract and such contraction may assist in the treatments mentioned above.

Stroke and Spinal Cord Injury Rehabilitation

Our proprietary, patent pending NeuroMove is a Class II medical device that has been cleared by the FDA for stroke and spinal cord injury ("SCI") rehabilitation and is only dispensed with a physician's prescription. The NeuroMove was introduced to the market in late 2003. Stroke and SCI usually affect a survivor's mobility, functionality, speech, and memory, and the NeuroMove helps the survivor regain movement and functionality.

According to information published by the American Heart Association approximately 4 million (or 73%, of the estimated 5.7 million U.S. stroke survivors, a population that is estimated to be growing about 9% or 400,000 new survivors a year), have mobility impairments following the acute stage of the stroke.

Because there has not been an overall SCI incidence study since the 1970s and many cases are unreported as such, definitive statistics are not available. However, the National Spinal Cord Injury Association reports that in 2006, living U.S. victims range between 225,000 and 296,000 and the SCI Injury Information Network estimate 11,000 new cases each year.

In most cases, the survivors and their caregivers for both stroke and SCI victims believe they must live with the disability for the rest of their lives and this inability to move one or more extremities has, we believe, a substantial negative psychological impact on the survivor's recovery potential. By using the NeuroMove as recommended, we believe the patient has a viable opportunity to achieve improvement beyond their current physical plateau and that such positive results will be a major contributor to the recovery process. The NeuroMove has also been proven in clinical studies to show beneficial effects when combined with physical therapy.

By conscientiously using the NeuroMove for three to twelve months, the majority of Neuromove patients can reestablish the connection between the brain and impaired muscle and thus regain movement and functionality.  When movement and functionality are restored, the patient may experience increased mobility, increased productivity, an improved outlook, and a reduced risk of accidents, and may be able to engage in activities they were precluded from before using the NeuroMove.

NeuroMove Clinical Review

The NeuroMove utilizes the relatively new science of "neuroplasticity", the process by which healthy parts of the brain learn to compensate and assume functions previously carried out by the damaged areas. To accomplish this task, the extraordinarily sensitive NeuroMove technology monitors muscle activity and detects brain signals that indicate-- even without any visible movement-- the brain's effort to move a specific muscle or area of the body. Once the effort is detected, the NeuroMove induces actual movement through electrical stimulation, thus providing effective feedback to initiate relearning in the healthy part of the brain.

We believe the NeuroMove is unique because its built-in microprocessor can recognize low-level attempts by muscles to contract and then "reward" such detection with electrical stimulation. We do not believe there are similar products in the stroke rehabilitation market.

Because the NeuroMove increases the likelihood and reduces the time required for noticeable physical improvement as compared to traditional therapies used without the NeuroMove, we believe it can have positive effect in reducing society's annual stroke and SCI victim cost. The American Heart Association estimates that in 2007 alone stroke costs will total more than $62 billion dollars. Similar data for SCI victims has not been compiled but the Spinal Cord Injury Network estimates lifetime per victim costs range from $0.5 million to $2.9 million depending on age and the type of injury. NeuroMove related cost savings will come from reduced physical therapy, less medication, fewer post stroke accidents, less hospitalization and rehabilitation, more motivated patients, less support personnel and equipment, and reduced productivity loss.

Several independent NeuroMove clinical studies have been published in peer-reviewed journals. Abstracts from the studies can be reviewed at www.NeuroMove.com and the full studies can be obtained directly from the Company.

Pain Management and Control

Electrical stimulation has been shown to reduce most types of local pain, such as tennis elbow, neck or lower back pain, arthritis, and others. The devices used to accomplish this are commonly described as in the transcutaneous electrical nerve stimulation (“TENS”) family of devices.

Numerous clinical studies have been published over several decades showing the effectiveness of TENS for pain relief. Zynex has developed three products in the TENS category that have been cleared by the FDA: the TruWave, a digital TENS device, and the IF8000 and upgraded IF8100 interferential stimulators which provide deeper stimulation. The TruWave is a "traditional" TENS type unit that delivers pain-alleviating electrotherapy, whereas the IF8000 is a more sophisticated unit with deeper pain alleviating and neuromuscular training settings.

Muscle related problems

Neuromuscular Electrical Stimulation ("NMES") increases the electrical intensity to cause muscle contraction and is otherwise applied in the same manner as with TENS units. We have developed the E-Wave, a specific digital device, for this application. Additionally, the IF8000 and IF8100 can be programmed for NMES applications. The FDA has cleared the IF8000, IF8100 and the E-Wave.

A built-in timer in our E-Wave and IF8000 products assures that the muscles do not fatigue too easily. Many pain relief and “NMES” devices for use in a patient's home can replace therapeutic treatments usually performed with regular physical therapy. Common applications can prevent disuse atrophy, increase strength, increase range-of-motion, and increase local blood circulation. NMES is commonly considered complementary treatment with physical therapy to improve overall patient outcomes.

Post-op recovery

Electrical stimulation is also effective in preventing deep venous thrombosis immediately after orthopedic and others surgery, as well as for postoperative pain relief, to improve local blood circulation and for reducing edema. We believe the IF8000 is the most effective of our products for these applications.

Our Markets

Based on the latest public information, including filings with the Securities and Exchange Commission, of the largest product manufactures in our industry, we estimate the annual domestic market for standard electrotherapy products at approximately $450 - $500 million and growing an estimated 5% a year.

We plan to increase our penetration of the standard electrotherapy market by further expanding our sales organization and broadening our product offering. We currently produce gross margins of between 85% and 95% and expect those margins to continue in the future. The high margins are possible in part because the products use a common technology platform with different software configurations.

The domestic and international markets for stroke and SCI rehabilitation technology are in the initial stages of development. According to information of the American Stroke Association on January 27, 2007, with approximately 5.7 million stroke survivors, growing approximately 9% a year, and approximately 225,000- 296,000 SCI survivors, growing approximately 11,000 per year, in the U.S. alone there is a significant need for medically proven and effective stroke and SCI rehabilitative equipment. We believe these markets offer significant opportunity for profitable growth.

Key characteristics of our markets are:

-
Often more than 100 days is required to collect initial payment from insurance carriers and considerably longer from many attorney, personal injury and worker's compensation cases. Such delayed payment impacts the Company's cash flow and can slow its growth.

-	Prior to payment the third party payers often make significant payment "adjustments or discounts".

-	The stroke and SCI markets have demonstrated that many patients and their caregivers will privately pay for the NeuroMove.

Market Strategies

We plan to use our core technology to grow in the standard electrotherapy, stroke and SCI markets in the U.S. and to expand internationally.

In the U.S. we market our products through commissioned, independent sales representatives who call on doctors and therapists. We also market the NeuroMove directly to end users with advertisements and articles in relevant publications and on the Internet.

Product Assembly and Processing

Our product assembly strategy consists of the following elements:

-	At all times, comply with relevant regulatory requirements and regulations.

-
Use contract manufacturers as much as possible, thereby allowing us to quickly respond to changes in volume and avoid large capital investments for assembly and manufacturing equipment. Domestically and internationally, there is a large pool of highly qualified contract manufacturers for the type of devices we assemble.

-	Test all units 100% in a real-life, in-house environment to help ensure the highest possible quality, patient safety, and reduce the cost of warranty repairs.

Vendors located in the United States, Asia and Europe currently manufacture our products. We do not have contracts with these vendors for our standard electrotherapy products and utilize purchase orders for our ongoing needs. We are currently contracted with a vendor to manufacture the NeuroMove. We believe there are numerous suppliers that can manufacture our products and pricing, quality and service will continue to determine which manufacturers we use.

Our principal suppliers as of the date of this prospectus are:
Axlegaard Manufacturing Co., LTD, Fallbrook, CA, US
Byers Peak, Wheat Ridge, CO, US
Danmeter AS, Odense, DK
Medi-Stem, Inc., Wabash, MN, US
Quality Assembly, Broomfield, CO, US
Spectramed, Mount Vernon, OH, US
The Saunders Group, Chaska, MN, US

Our employees develop the software used in our products.

Revenue

Our products may be purchased or rented on a monthly basis.  Renters and purchasers are primarily patients, health care providers and dealers. If the patient is covered by health insurance, the third party payer typically determines whether the patient will rent or purchase a unit depending on the anticipated time period for its use. If a rental continues until an amount equal to the purchase price is paid, we transfer ownership of the product to the patient and cease rental charges. When a rental unit is returned, it is refurbished, tested and made available for additional rentals.

A majority of our revenue is derived from private health insurance carriers and HMOs on behalf of their insureds. We also receive revenues from Medicare and Medicaid, worker's compensation agencies, attorneys representing injured patients, hospitals, U.S. and international distributors.

A source of recurring revenue is the sale of surface electrodes sent to existing patients each month. The electrodes transmit the electrical charge from the device to the patient and are an essential component of the treatment modality.

For fiscal 2006 approximately 63% of revenue was derived from rental and 37% from sales, including electrode sales.

Our employees work with the commercial insurance and government third party payers, patients and commercial clients to collect product rental and purchase payments.

Products Purchased for Resale

In addition to our own products, we distribute a number of products from other domestic and international manufacturers in order to complement our core product line. These products include electrical stimulation devices and patient supplies, such as electrodes. Customarily, there are no formal contracts between vendors in the durable medical equipment industry. Replacement products and components are easily found, either from our own products or other manufacturers, and purchases are made by purchase order.

Intellectual Property

We have applied for a patent with 22 claims for our NeuroMove technology. With regard to our other products, we believe that the products contain certain proprietary software that protects them from being copied. In the future, we may seek patents for advances to our existing products and for new products as they are developed.

We hold registered trademarks for NeuroMove in the U.S. and the European Union. Zynex Medical is trademarked in the U.S.

We utilize non-disclosure and trade secret agreements with employees and third parties to protect our proprietary information.

Regulatory Approval and Process

All our products are classified as Class II (Medium Risk) devices by the Food and Drug Administration (FDA), and clinical studies with our products are considered to be NSR (Non-Significant Risk Studies). Our business is regulated by the FDA, and all products typically require 510(k) market clearance before they can be put in commercial distribution. Section 510(k) of the Federal Food, Drug and Cosmetics Act, is available in certain instances for Class II (Medium Risk) products. It requires that before introducing most Class II devices into interstate commerce, the company introducing the product must first submit information to the FDA demonstrating that the device is substantially equivalent in terms of safety and effectiveness to a device legally marketed prior to March 1976. When the FDA determines that the device is substantially equivalent, the agency issues a "clearance" letter that authorizes marketing of the product. We are also regulated by the FDA's QSR division (Quality Systems Regulation), which is similar to the ISO9000 and the European EN46000 quality control regulations. All our products currently produced for us or resold by us are cleared for marketing in the United States under FDA's 510(k) regulations.

Zynex expects to enter the European market through high quality and well-established local distributors after obtaining European Union ("EU") CE Marking. CE Marking is certification that a product meets the standards established by the 25 nations EU and qualifies for sale in the EU and 4-nation European Free Trade Association ("EFTA"). We are focusing much effort and significant resources on preparation of the CE application, and it is targeted for completion, submission and approval in 2008. In anticipation of such approval we have had discussions with, and received verbal or written distribution commitments from local distributors.

CE Marking will also enhance our entry into other developed countries, and we plan to engage local distributors in those countries in the second half of 2007 and/or 2008.

The Far East, Middle East, Eastern Europe, and Latin American markets have different regulatory requirements. We intend to comply with applicable requirements if and when we decide to enter those markets.

Healthcare Regulation

The delivery of health care services and products has become one of the most highly regulated of professional and business endeavors in the United States. Both the federal government and individual state governments are responsible for overseeing the activities of individuals and businesses engaged in the delivery of health care services and products. Federal law and regulations are based primarily upon the Medicare and Medicaid programs. Each program is financed, at least in part, with federal funds. State jurisdiction is based upon the state's interest in regulating the quality of health care in the state, regardless of the source of payment. We believe we are materially complying with applicable laws concerning our products; however, we have not received or applied for a legal opinion from counsel or from any federal or state judicial or regulatory authority. Additionally, many aspects of our business have not been the subject of state or federal regulatory interpretation. The laws applicable to us are subject to evolving interpretations. If our operations are reviewed by a government authority, we may receive a determination that could be adverse to us. Furthermore, laws that are applicable to us may be amended in a manner that could adversely affect us.

Federal health care laws apply to us when we submit a claim to Medicare, Medicaid or any other federally funded health care program. The principal federal laws that we must abide by in these situations include:

-	Those that prohibit the filing of false or improper claims for federal payment.

-	Those that prohibit unlawful inducements for the referral of business reimbursable under federally funded health care programs.

The federal government may impose criminal, civil and administrative penalties on anyone who files a false claim for reimbursement from Medicare, Medicaid or other federally funded programs.

A federal law commonly known as the "anti-kickback law" prohibits the knowing or willful solicitation, receipt, offer or payment of any remuneration made in return for:

-	The referral of patients covered under Medicare, Medicaid and other federally-funded health care programs; or

-	The purchasing, leasing, ordering, or arranging for any goods, facility, items or service reimbursable under those programs.

Employees

As of December 31, 2007, we employed 45 full time employees. We also engage a number of independent contractor, commission-only sales representatives. We believe our relations with all of our employees and independent contractors are good. We are subject to the minimum wage and hour laws and provide usual and customary employee benefits such as vacation, sick leave and health and dental insurance.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis should be read in conjunction with our audited financial statements and accompanying footnotes included in this prospectus for the years ended December 31, 2006 and 2005 and in conjunction with the unaudited financial statements for the nine months ended September 30, 2007 and 2006.

For 2006, Zynex reported $2,556,809 in revenue, an increase of 22% from 2005 and a $320,370 net loss, a decrease from 2005 net income of $301,064. The revenue increase was primarily accomplished through implementation of our 2004-2006 strategic and operating plans, recruitment of a net 17 experienced sales representative in 2006, and effective utilization of funds received from two 2004 private placements, 2005 and 2006 term loans from Silicon Valley Bank and proceeds from a 2006 bridge loan and non public offering to accredited investors. In the fall of 2005 the Company established a $400,000, three year term loan and banking relationship with Silicon Valley Bank. The relationship was expanded with an additional $240,000 three-year term loan in March 2006. Also in 2006 the Company raised a net $604,476 from the sale of 2,175,000 shares of common stock in a non public offering to accredited investors, and a net $206,563 from a bridge loan.

The incremental addition of 17 industry experienced sales representatives during the second half of 2006 allowed us to increase our market presence and increase orders in the last quarter of 2006. We also added a dedicated NeuroMove sales representative and began to implement an expanded NeuroMove sales program directly to physicians and stroke centers. Largely as a result of the sales force expansion our total orders increased 66% from 1,627 in 2005 to 2,705 in 2006.

Annual Results of Operations

Net sales and rental income for the quarter and twelve months ended December 31, 2006, was $747,071 and $2,556,809 an increase of $389,514 and $458,401 or 109% and 22% compared to $357,557 and $2,098,408 for the quarter and twelve months ended December 31, 2005. The increase in net sales and rental income for the quarter and twelve months ended December 31, 2006, compared to the quarter and twelve months ended December 31, 2005 was due primarily to:

•	An increase in prescriptions (orders) for rentals and purchases of the Company’s standard electrotherapy products resulting from the expansion of the sales force as discussed above;
•	Greater awareness of the Company's products by end users and physicians resulting from its increased 2006 and 2005 marketing investments; and
•	Growing market penetration and increased rental income from the greater number of Zynex products placed in use during the prior periods.

Net sales and rental income by quarter were as follows:

	2006	2005
First quarter	$505,091	$547,227
Second quarter	560,860	589,483
Third quarter	743,787	604,141
Fourth quarter	747,071	357,557

Total net sales and rental income	$2,556,809	$2,098,408

Our sales and rental income is reported net, after deductions for bad debt and estimated insurance company reimbursement deductions. The deductions are known throughout the health care industry as “contractual adjustments” and describe the process whereby the healthcare insurers unilaterally reduce the amount they reimburse for our products as compared to the rental rates and sales prices charged by us. The amounts deducted from gross sales and rental income for these charges were $2,363,485 for the twelve months ended December 31, 2006 year compared to $1,180,635 for the 2005 year, an increase of $1,182,850 or 100%.

Gross profit increased $271,201 over 2005, an increase of 13.7%. Gross profit as a percent of net sales and rental income was 88.1% in 2006 compared to 94.4% in 2005. The improvement in gross profit in 2006 compared to 2005 was due to an increase in revenue and increased rental income as a percentage of total revenue (rental equipment is depreciated and not part of the cost of goods sold). The decrease in gross profit margin in 2006 compared to 2005 was due to increases in insurance company reimbursement deductions, which reduced our net sales while cost of sales remained in line with the gross sales.

Selling, general and administrative expenses increased from $1,717,575 in 2005 to $2,326,793 in 2006. The increase was consistent with the growth in revenue and was primarily in the areas of sales commissions, public company expenses, utilities, office expense, advertising, marketing and promotion, depreciation expense related to the increased amount of rental products, accounting and auditing expenses, payroll expense, postage and delivery, and travel and entertainment. The expense increases were somewhat offset by decreased expenses related to consulting, finance charges and late fees, equipment rental, bank service charges, and insurance premiums.

Depreciation increased $29,211, from $64,798 in 2005 to $94,009 in 2006. The increase results primarily from higher levels of rental inventory.

The Company's federal tax loss carry forward as of December 31, 2006 was $191,203.

Interest expense increased $118,172 in 2006 compared to 2005 because of the Company’s higher level of debt as discussed below and the bridge loan discussed below.

Other Income decreased $137,170 in 2006 because 2006 did not reflect any benefit from the elimination of potential unclaimed liabilities, as was the case in 2005.

Interim Results of Operations

Net sales and rental income for the nine months ended September 30, 2007 was $4,946,384 an increase of $3,136,646 or 173% compared to $1,809,738 for the nine months ended September 30, 2006. The increase in net sales and rental income for the nine months ended September 30, 2007, compared to the nine months ended September 30, 2006 was due primarily to an increase in prescriptions (orders) for rentals and purchases of the Company’s standard electrotherapy products. The increase resulted from the expansion of the sales force in the second half of 2006 as described above; greater awareness of the Company's products by end users and physicians resulting from marketing investments in 2006 and 2005; growing market penetration; and increased rental income from the greater number of Zynex products placed in use during prior periods. With the goal of further accelerating our growth we hired additional experienced sales representatives for a total of 41 outside sales representatives as of July 31, 2007 versus 10 such representatives as of July 31, 2006. We continued to add additional representatives in the remainder of 2007.

Our sales and rental income is reported net, after deductions for bad debt and estimated insurance company reimbursement deductions. The deductions are known throughout the health care industry as “contractual adjustments” and describe the process whereby the healthcare insurers unilaterally reduce the amount they reimburse for our products as compared to the rental rates and sales prices charged by us. The amounts deducted from net sales and rental income for these charges in the nine months ended September 30, 2007 were $4,667,391 an increase of $3,325,043 or 248% compared to $1,342,348 for the nine months ended September 30, 2006. This increase is higher in proportion to the increase in net sales because we increased the expected deductions based upon experience.

Gross profit for the nine months ended September 30, 2007, was $4,512,917 or 91.2 % of net revenue. For the nine months ended September 30, 2007, this represents an increase of $2,936,373 or 186.3% from the gross profit of $1,576,544 or 87.1% of net revenue for the nine months ended September 30, 2006. The increase in gross profit for the nine months ended September 30, 2007 as compared with the same period in 2006 is primarily because revenue increased from the prior period. The increase in gross profit percentage for the nine months ended September 30, 2007 as compared with the same period in 2006 is primarily because of an increase in rental income as a percentage of total revenue (rental equipment is depreciated and not part of the cost of goods sold) offset in part by an increase in the estimated deduction for contractual adjustments as described above.

Selling, general and administrative expenses for the nine months ended September 30, 2007 were $2,529,281 an increase of $968,947 or 62.1%, compared to $1,560,334 for the same period in 2006.  The increase was primarily due to increases in sales representative commissions, payroll, public company expenses, legal expenses, accounting services and office expenses.  The increases were in part offset by lower advertising, marketing and promotion costs, utilities and temporary services. Because we moved to new space in November 2007, which is described in “Description of Property,” and we have not subleased our previous location, we may incur an increase to selling, general and administrative expenses of approximately $25,000 per quarter.

Depreciation expense for the nine months ended September 30, 2007 were $107,627 an increase of $40,914 or 61.3%, compared to $66,713 for the same period in 2006.  Depreciation expense increased because of more equipment out on rental, which is considered property and equipment.

Interest and other expense for the nine months ended September 30, 2007 were $235,315 an increase of $193,067 or 457.0%, compared to $42,248 for the same period in 2006. The increase resulted primarily from the Company's increase in commercial bank debt, the note issued to Ascendiant Capital as well as loans from its majority stockholder, which is described in Note 3 to the consolidated financial statements included below in this prospectus for the year ended December 31, 2006 and in Notes 6 and 8 to the condensed consolidated financial statements for the nine months ended September 30, 2007.

We reported expenses for income taxes in the amount of $443,000 for the nine months ended September 30, 2007.  This is primarily due to our having an income before taxes of $1,640,694. We expect to consume our net operating loss carry-forward, and therefore we will have to pay taxes on income going forward.

Liquidity and Capital Resources

Cash used in operating activities was $483,460 for the year ended December 31, 2006 compared with cash used in operating activities of $127,063 for the year ended December 31, 2005. The primary reasons for the increase in cash used in operating activities were the net loss for 2006 compared to net income for 2005 and the growth in accounts receivable. Accounts receivable increased primarily due to increased billings in the last half of 2006 compared to 2005. These factors were somewhat offset by growth in accounts payable and accrued liabilities due to purchases to build rental inventory for new orders and accruing commissions payable to sales representatives. Cash provided by operating activities was $437,602 for the nine months ended September 30, 2007 compared to $206,397 of cash used by operating activities for the nine months ended September 30, 2006. The primary reasons for the increase in cash flow was the net income in 2007 compared to 2006, an increase in non-cash expenses including provision for loss on accounts receivable and amortization of note payable discount, a decrease in prepaid expenses, an increase in accounts receivable due to the increase in gross revenue and a larger increase in accounts payable in 2007 than in 2006.

Cash used in investing activities was $151,586 for the year ended December 31, 2006 compared to cash used in investing activities of $106,079 for the year ended December 31, 2005. Cash used in investing activities for the nine months ended September 30, 2007 was $432,433 compared to cash used in investing activities of $102,522 for the same period in 2006. Cash used in investing activities primarily represents the purchase and in-house production of rental products as well as some purchases of computers.

Cash provided from financing activities was $881,510 for the year ended December 31, 2006 compared with cash provided by financing activities of $248,797 for the year ended December 31, 2005. Financing activities include working capital loans from the principal stockholder and Chief Executive Officer, Thomas Sandgaard, a term loan from Silicon Valley Bank, net proceeds from an equity private placement and net proceeds from a bridge loan. Cash used in financing activities was $266,827 for the nine months ended September 30, 2007 compared with cash provided by financing activities of $296,530 for the nine months ended September 30, 2006.  The primary financing use of cash in 2007 were the payments on notes payable including the note payable to Ascendiant Capital Group, LLC.  This was partially offset by the issuance of common stock used in the conversion of the remaining portion of the Ascendiant note.  Loan proceeds from a stockholder was another source of financing cash in 2007.

Our cash requirements increase as our operations expand for the reasons indicated below for our limited liquidity.  We have begun to see our operations provide enough cash for our current requirements, and our planned operations might also provide sufficient cash to implement our business plan.  However, there can be no assurance that our operations will provide enough cash in the future.  For this reason we may raise additional capital through debt or equity financing in 2008. There can be no assurance that we will be able to raise such additional financing or do so on terms that are acceptable to the Company. In the event we enter into any financing, the terms thereto may be dilutive to or contain other terms that may adversely impact our existing stockholders.

Our limited liquidity is primarily a result of (a) the required high levels of consignment inventory that are standard in the electrotherapy industry, (b) the payment of commissions to salespersons based on sales or rentals prior to reimbursement for such transaction, (c) the high level of outstanding accounts receivable because of the deferred payment practices of third party health payers, and (d) the delayed cost recovery inherent in rental transactions. Our growth results in higher cash needs.

Contingencies such as unanticipated shortfalls and revenues, collections of accounts receivable or increases in expenses could affect our projected revenue, cash from operations and liquidity.

Payments Due by Period as of December 31, 2007

Significant Contractual Obligations	Total	1 Year	2-3 Years

Notes payable	$403,781	$289,444	$105,337
Capital lease obligations	31,448	18,869	12,579
Operating leases	349,143	178,129	171,014

Total contractual cash obligations	$784,372	$495,442	$288,930

On October 5, 2005 Zynex received $400,000 under a three-year term loan agreement with Silicon Valley Bank (the "Lender"). The loan bears interest at a per annum fixed rate of 7.84%. The loan is guaranteed by Zynex Chairman, President and Chief Executive Officer Thomas Sandgaard and is collateralized by a first perfected security interest in accounts, inventory, chattel paper, equipment, fixtures, general intangibles, including intellectual property and other assets. The Company will repay the loan in 36 equal monthly payments of principal and interest. The loan includes financial covenants for minimum liquidity and minimum debt service coverage. In connection with the loan, the Lender was granted a seven-year warrant to purchase 50,000 shares of Zynex Common Stock at an exercise price of $0.71 per share.

On March 15, 2006 Zynex received another loan in the amount of $240,000 under a Default Waiver and First Amendment To Loan and Security Agreement with Silicon Valley Bank dated September 29, 2005. The Amendment to the existing loan agreement of September 29, 2005 provided for this second term loan and waived one covenant violation for the time period ended December 31, 2005. The new loan bears interest at a per annum fixed rate of 8.48%. Zynex began repaying the loan in 36 equal monthly payments of principal and interest, beginning April 1, 2006. All other terms and conditions are as stated in the September 29, 2005 loan agreement. This loan is also guaranteed by Zynex Chairman, President, Chief Executive Officer and major shareholder Thomas Sandgaard and is collateralized by a first security interest in accounts, inventory, chattel paper, equipment, fixtures, general intangibles, including intellectual property and other assets.

On October 18, 2006, the Company entered into a loan transaction with Ascendiant Capital Group, LLC (an affiliate of Ascendiant Securities, LLC) and issued to Ascendiant Capital (a) a secured Note in the total principal amount of $275,000 (the "Note") and (b) a five-year warrant to purchase a total of 429,867 shares of our common stock at a fixed exercise price of $0.39 per share. The Note was convertible into common stock at a fixed conversion price of $0.32 per share. Net proceeds of approximately $206,000 from the transaction were used for general working capital.

In May 2007, the Company and Ascendiant Capital agreed to extend the maturity date of the loan and to modify extension terms of the Note.  Under the modified agreement the principal was to be paid in six equal monthly installments plus interest at 21%, although prepayment was permitted without penalty.  The entire amount was to be repaid no later than October 18, 2007.  For extending the Note, the Company issued 75,000 shares of common stock in May 2007.  The shares were valued at $26,250. The extension agreement called for additional shares to be issued every month as long as an outstanding balance remained on the Note.  The number of shares to be issued monthly depended upon the balance of the Note, up to an aggregate maximum of 450,000 shares of common stock, which number included the 75,000 shares of common stock issued in May 2007.  Previously, 450,000 shares were to be issued upon the extension.

In May 2007, the Company repaid principal of $100,000 of the Ascendiant Capital note, interest of $4,812 and issued 50,000 shares of common stock valued at $21,500.

In June 2007, the Company repaid principal of $76,000, interest of $3,062 and issued 25,000 shares of common stock valued at $21,250.

On June 21, 2007, Ascendiant Capital surrendered the Note for conversion into common stock at the fixed conversion price of $0.32 per share.  The remaining principal of $99,000 plus accrued interest of $173 were converted into 309,916 shares of common stock.

Effective March 1, 2006 a previously non-interest bearing loan from Thomas Sandgaard, President and Chief Executive Officer, in the amount of $14,980 was converted to a 24 month, 8.25% term loan, with equal monthly payments of principal and interest commencing April 1, 2006.  As of September 30, 2007, $1,569 of this amount remained outstanding.

In 2006 Mr. Sandgaard loaned the Company $146,900, of which $50,000 was converted to a 24 month, 8.25% term loan, with equal monthly payments of principal and interest commencing April 1, 2006. As of September 30, 2007, $21,056 of this amount remained outstanding   The remaining $96,900 was represented by 8.25% demand notes and will be repaid as the Company's cash position and its financing covenants allow. As of September 30, 2007, $7,277 of this amount remained outstanding. The loans from Mr. Sandgaard were used for working capital purposes.

In May and June 2007, Mr. Sandgaard made 24-month unsecured loans to the Company in the principal amounts of $50,000 and $24,000 for a total amount of $74,000, The loans bear interest at 8.25% per annum and require monthly payments of $2,267, commencing June 2007 and $1,088 commencing July 2007, for a total of $3,355.  As of September 30, 2007, $42,227 and $21,211 remain outstanding. The loans from Mr. Sandgaard were used for working capital purposes and repayment of the Note Payable to Ascendiant Capital Group, LLC.

In September 2007, Mr. Sandgaard made a loan to the Company in the principal amount of $59,500.  The loan bears interest at 8.25% per annum commencing September 30,2007 and is a demand note.  As of September 30, 2007, $59,500 remains outstanding.  The loan from Mr. Sandgaard was used for working capital purposes.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We monitor our estimates on an on-going basis for changes in facts and circumstances, and material changes in these estimates could occur in the future. Changes in estimates are recorded in the period in which they become known. We base our estimates on historical experience and other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from our estimates if past experience or other assumptions do not turn out to be substantially accurate.

We have identified the policies below as critical to our business operations and the understanding of our results of operations.

Revenue Recognition. Sales and rental income for patient transactions is recognized when a product has been medically prescribed and dispensed to a patient and an invoice sent to the patient or a claim prepared by the Company has been filed with the patient's insurance provider. Revenue for a non-patient purchaser or rental, for example a hospital, is recognized when an invoice has been sent and the product shipped to the person or entity. Product and rental revenues are recognized net of a reserve for collectibility.

Provision for Sales Returns, Allowances and Collectibility. The Company maintains a collectibility reserve for sales and rentals. The reserve is charged when reimbursements from insurance carriers and other third party payers are less than amounts claimed, as provided by agreement, where the amount claimed by the Company exceeds the insurance provider's usual, customary and reasonable reimbursement rate and when units are returned because of benefit denial. The provision is accounted for by reducing gross revenue by a portion of the amount invoiced during the relevant period. The amount of the reduction is estimated based on historical experience.

Reserve for Obsolete/Excess Inventory. Inventories are stated at the lower of cost or market. We regularly review our inventories and, when required, will record a provision for excess and obsolete inventory based on factors that may impact the realizable value of our inventory including, but not limited to, technological changes, market demand, regulatory requirements and significant changes in our cost structure. If ultimate usage varies significantly from expected usage, or other factors arise that are significantly different than those anticipated by management, inventory write-downs or increases in reserves might be required.

Stock-based compensation.  SFAS No. 123, Accounting for Stock-Based Compensation, defines a fair-value-based method of accounting for stock-based employee compensation plans and transactions in which an entity issues its equity instruments to acquire goods or services from non-employees, and encourages but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. Prior to January 1, 2006, the Company chose to account for employee stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 (APB No. 25), Accounting for Stock Issued to Employees, and related interpretations. Accordingly, prior to January 1, 2006, employee compensation cost for stock options was measured as the excess, if any, of the estimated fair value of the Company’s stock at the date of the grant over the amount an employee must pay to acquire the stock.

In December 2004, the FASB issued SFAS No. 123 (R) Share-Based Payment, which addresses the accounting for share-based payment transactions. SFAS No. 123(R) eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25, and generally requires instead that such transactions be accounted and recognized in the statement of income based on their fair value. SFAS No. 123 (R) was effective and adopted by the Company as of January 1, 2006.

Transactions in which the Company issues stock-based compensation for goods or services received from non-employees are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is the more reliably measurable. The Company often utilizes pricing models in determining the fair values of options and warrants issued as stock-based compensations to non-employees. These pricing models utilize the market price of the Company’s common stock and the exercise price of the option or warrant, as well as time value and volatility factors underlying the positions.

Uncertainty in Income Taxes.  In July 2006, the FASB issued Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes: an interpretation of FASB Statement No. 109". This interpretation clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement principles for financial statement disclosure of tax positions taken or expected to be taken on a tax return. We adopted this statement effective for our fiscal year beginning January 1, 2007. We have described the impact of adopting FIN 48 in our condensed consolidated financial statements for the nine months ended September 30, 2007 in Note 3, Recent Accounting Pronouncement.

DESCRIPTION OF PROPERTY

In November 2007, the Company moved its headquarters, office, plant and warehouse to a new facility in Littleton, Colorado. This new space, consisting of 16,553 square feet, is sub-leased under a 25-month agreement at an annual cost of $100,975 plus property taxes and common area maintenance expenses. The Company also maintains its prior facility, which is under a five-year lease expiring in February 2009. The base rent on that facility was originally $93,642 per year plus common area maintenance expenses. Base rent increased to $96,106 March 1, 2007 and increases to $98,570 March 2, 2008. The present configuration of the both spaces will accommodate 100-125 employees. The Company believes that the leased property is sufficient to support its requirements until the sub-lease expires.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company has entered into loans to the Company by Thomas Sandgaard. Interest payable on these loans for 2007 was a total of $7,617, and the Company has paid this interest to Mr. Sandgaard. For a full description and the terms of these notes please see Note-6 “Loans from Stockholder” in the notes to the consolidated financial statements below in this prospectus for the nine months ended September 30, 2007.

The loans with Silicon Valley Bank in the amount of $400,000 and $240,000, made in 2005 and 2006, as described above, are guaranteed by Zynex Chairman, President and Chief Executive Officer, Thomas Sandgaard, and are collateralized by a first perfected security interest in accounts, inventory, chattel paper, equipment, fixtures, general intangibles, including intellectual property and other assets. Mr. Sandgaard did not receive any compensation for this guarantee.

Our sole director, Mr. Sandgaard, is not an independent director as defined in rules of the NASDAQ Stock Market.

Mr. Sandgaard, because of his stock ownership and position as the sole director, may be considered a “parent” of the Company.

We employ Mr. Sandgard’s wife in a full time position as Billing Manager.  In addition, we employ Mr. Sandgard’s two children in part time positions.  The following table sets forth their compensation:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($) (1)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Birgitte Sandgaard	2007	66,000	0	0	580	0	0	0	66,580
Billing Manager	2006	50,400	0	0	200	0	0	0	50,600

Joachim Sandgaard	2007	33,791	0	0	580	0	0	0	34,371
Insurance Claims	2006	17,528	0	0	200	0	0	0	17,728

Martin Sandgaard	2007	10,082	0	0	65	0	0	0	10,147
Accounts Receivable Specialist	2006	0	0	0	0	0	0	0	0

(1)            The Option Awards represents the dollar amount recognized for financial statement reporting purposes with respect to 2006 and 2007 for the fair value of stock options granted to each of the named related parties, in accordance with SFAS 123R.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is currently traded on the OTC Bulletin Board under the symbol "ZYNX".

The following table sets forth the range of high and low bid quotations for our common stock for each quarter of 2005 through 2007, as reported on the Bulletin Board. The quotations represent inter-dealer prices without retail markup, markdown or commission, and may not necessarily represent actual transactions.

PERIOD	HIGH	LOW

Year ended December 31, 2005:
First Quarter	$0.35	$0.22
Second Quarter	$0.48	$0.20
Third Quarter	$0.82	$0.36
Fourth Quarter	$0.79	$0.40

Year ended December 31, 2006
First Quarter	$0.55	$0.31
Second Quarter	$0.50	$0.25
Third Quarter	$0.50	$0.25
Fourth Quarter	$0.45	$0.21

Year ended December 31, 2007
First Quarter	$0.45	$0.20
Second Quarter	$0.95	$0.34
Third Quarter	$1.43	$0.89
Fourth Quarter	$1.49	$1.18

On January 25, 2008, the closing sale price for our common shares, as reported by the Bulletin Board, was $1.18 per share.

As of January 23, 2008, there were 26,831,113 shares of common stock outstanding and there were approximately 243 registered holders of our common stock.

DIVIDEND POLICY

The Company has never paid any cash dividends on our capital stock and does not anticipate paying any cash dividends on the common shares in the foreseeable future. The Company intends to retain future earnings to fund ongoing operations and future capital requirements of our business. Any future determination to pay cash dividends will be at the discretion of the Board of Directors (the "Board") and will be dependent upon our financial condition, results of operations, capital requirements and such other factors as the Board deems relevant. Our loan agreement with Silicon Valley Bank prohibits the payment of any dividends or distributions with respect to our capital stock.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table shows, as to the Chief Executive Officer and the Chief Financial Officer, the only highly compensated executive officers whose salary plus bonus exceeded $100,000, information concerning compensation paid for services to the Company in all capacities during the years ended December 31, 2007 and December 31, 2006:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($) (3)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Thomas Sandgaard	2007	144,000	50,000	0	0	0	0	51,414(1)	245,414
Chief Executive Officer	2006	144,000	16,000	0	0	0	0	43,880(1)	203,880

Fritz G. Allison	2007	98,354	0	0	3,217	0	0	1,472(2)	103,033
Chief Financial	2006	N/a	N/a	N/a	N/a	N/a	N/a	N/a	N/a
Officer

Peter J. Leveton	2007	21,327	0	0	13,475	0	0	0	21,327
Former Chief Financial	2006	83,063	102,500	0	0	0	0	0	185,563
Officer
______________

(1) We pay for 100% of Mr. Sandgaard's health and dental insurance. In addition, two company vehicles and two home telephone lines are provided to Mr. Sandgaard at our expense.

(2) We pay for 100% of Mr. Allison's health and dental insurance.

(3) The Option Awards represents the dollar amount recognized for financial statement reporting purposes with respect to 2006 and 2007 for the fair value of stock options granted to each of the named executive officers, in accordance with SFAS 123R.
Mr. Leveton’s employment with us was terminated on February 16, 2007.

Employment Agreements

Thomas Sandgaard

On February 1, 2004, Zynex Medical, Inc. entered into a three-year employment agreement with the Company's President, Chief Executive Officer and former sole shareholder. The agreement expired January 31, 2007 and the agreement was automatically extended for an additional two-year period. The initial annual base salary under the agreement was $174,000 and may be increased annually at the board of director's discretion. The agreement also provides for a 50% annual bonus if annual net revenue exceeds $2.25 million, medical and life insurance, and a vehicle. The agreement contains a non-compete provision for the term of the agreement and 24 months following termination of the agreement.

On January 1, 2005, the agreement was amended to provide an annual base salary of $144,000 and quarterly bonuses pursuant to the following schedule; provided that if the Company does not have net income for that quarter then only half of the bonus amount listed below shall be paid:

Quarterly Revenue	Quarterly Bonus

$0 to $600,000	$ 0
$600,001 - $800,000	$ 10,000
$800,001 - $1,000,000	$ 25,000
$1,000,001 and greater	$ 50,000

Fritz G. Allison

The Company has established the following compensation arrangements with Mr. Allison, effective February 19, 2007: A base salary of $8,000 per month, before taxes, for the first three months and $10,000 per month, before taxes, thereafter; grant under the Company’s 2005 stock option plan of an option to purchase up to 100,000 shares of the Company’s common stock, with a ten year term starting February 19, 2007, an exercise price equal to $0.45 per share, the fair market value of the Company’s common stock on such date, and a vesting schedule of 25,000 shares vesting on the first anniversary of the date of grant and 25,000 shares vesting on each subsequent anniversary of the date of grant; a bonus payable in 2008 in the amount of $20,000 cash and an option grant for an additional 50,000 shares in the event (a) the Company’s net revenue meets a revenue target for the 2007 year,(b) the Company has a positive net income for the 2007 year, and (c) the Company does not have any restatements of its financial statements during 2007 and for any periods during 2007 or the year 2007 on or prior to the completion of the audit of the 2007 financial statements. Mr. Allison also received full health and dental insurance coverage through the Company.

Peter J. Leveton

On May 31, 2005, Zynex Medical Holdings, Inc. entered into a compensation agreement with Peter J. Leveton, the Company's Chief Financial Officer to be effective as of April 18, 2005 (the "Effective Date"). Mr. Leveton’s employment with the Company was terminated on February 16, 2007. The agreement provided for a monthly salary of $2,250 per month. It also provided for an increase in the monthly salary of an additional $4,000 per month (the "First Raise") in the event (a) the Company obtained a line of credit of at least $250,000, or (b) the Company received third party equity or debt investment of at least $1,000,000, or (c) the Company had annual audited "positive net cash provided by operating activities" of at least $500,000, or (d) the Company underwent a liquidity event with a valuation of at least $10,000,000 (items (b) through (d) shall be referred to as "Raise Events"). Mr. Leveton met the standard for the First Raise and it was in effect. The agreement also provided for an additional increase in the monthly salary of $5,000 per month (the "Second Raise") in the event the Company undergoes a Raise Event. Mr. Leveton met the standard for the Second Raise in 2006, and it was in effect. The First Raise and Second Raise, once earned and vested, were paid in arrears with respect to each month of employment beginning as of the Effective Date through the month of vesting, and then were paid currently through the date of termination of Mr. Leveton's employment. Mr. Leveton and the Company entered into a Separation Agreement whereby Mr. Leveton agreed to extend payment of the previously earned portion of the second raise over the ten-month period January-October 2007 with interest at 8.25%.

Under the Agreement Mr. Leveton received stock options to purchase up to 350,000 shares of the Company's Common Stock. Such options have a ten-year term, except options for 100,000 shares which expire on April 17, 2010, and an exercise price equal to the fair market value of the Common Stock on the date of grant, April 18, 2005. Such options were subject to vesting as follows: 100,000 shares vested on the date of grant; 25,000 shares vested on June 30, 2005; and 25,000 shares vested as of the last day of each full calendar quarter beginning as of July 1, 2005 through December 31, 2006; and 50,000 shares vested upon a Raise Event which was completed in January 2007. All unvested quarterly options would have immediately vested and become exercisable upon a liquidity event with a valuation of at least $10,000,000; provided the liquidity event occured during Mr. Leveton's employment or if Mr. Leveton played an active, integral and key role in accomplishing such event, within 90 days of involuntary termination. All unvested options expired upon the termination of Mr. Leveton’s employment. As of February 16, 2007, Mr. Leveton’s termination date, 325,000 of the options had vested~~.~~

OUTSTANDING EQUITY AWARDS AT 2007 YEAR-END

The following table sets forth information concerning unexercised options, stock that is not vested and equity incentive plan awards for each executive officer named in the Summary Compensation Table as of December 31, 2007:

Option Awards:

Name	Number ofSecurities UnderlyingUnexercised Options(#) Exercisable	Number ofSecurities UnderlyingUnexercised Options(#) Unexercisable	EquityIncentive Plan Awards: Number ofSecurities UnderlyingUnexercised UnearnedOptions(#)	Option Exercise Price	Option Expiration Date

Thomas Sandgaard	--	--	--	--	--

Fritz G. Allison (1)	--	104,000	--	$0.45	February 17, 2017

Peter J. Leveton (2)	325,000	--	--	$0.22	April 18, 2015

____________

(1) For information on the vesting of the options for 100,000 shares of common stock held by Mr. Allison, see "Employment Agreements – Fritz G Allison" above in this Item. Mr. Allison also participates in the 2005 Stock Option Plan discussed below in this item.

(2) For information on the vesting of the options held by Mr. Leveton, see "Employment Agreements - Peter J. Leveton" above in this Item.

Effective December 30, 2005, the primary stockholder, Thomas Sandgaard, approved the 2005 Stock Option Plan ("2005 Plan") that authorized the granting of options to purchase 3,000,000 shares of the Company's common stock, subject to adjustment for stock splits, recapitalizations and similar events. Options granted under the 2005 Plan may be either non-qualified or incentive and may be granted to employees, directors, independent contractors and consultants. at the discretion of the Board of Directors (the "Board"). The 2005 Plan is available for option grants until December 31, 2014. The 2005 Plan is administered by Zynex's President and Chief Executive Officer (the "Administrator"). The option price per share under the 2005 Plan must be the fair market value of the Company’s common stock on the date of grant unless such option is granted in substitution of options granted by a new employee's previous employer or the optionee pays or foregoes compensation in the amount of any discount. The options have a maximum term of ten years and will vest as determined by the Administrator. Options cease to be exercisable one month after termination of an optionee's continuous service due to reasons other than cause, and twelve months after death, disability or retirement. Options may be suspended or terminated if the Administrator or any person designated by the Administrator reasonably believes that the optionee has committed an act of misconduct against Zynex. Options are not transferable unless specified by the Administrator.

       Director Compensation

We have only one director, Mr. Sandgaard. He receives no additional compensation for serving as a director.

FINANCIAL STATEMENTS

The audited financial statements for the years ended December 31, 2006 and 2005, the notes thereto, and the report thereon of GHP Horwath P.C. dated April 16, 2007 as well as the unaudited financial statements and notes thereto, and for the nine months ended September 30, 2007 and 2006 are filed as part of this report starting on page F-1 below.

LEGAL MATTERS

The validity of the shares of common stock being offered hereby was passed upon for us by Holland & Hart LLP.

EXPERTS

Our audited financial statements included herein and elsewhere in the Registration Statement of which this prospectus is a part have been audited by GHP Horwath, P.C. an independent registered public accounting firm, for the periods and to the extent set forth in their report (which includes an explanatory paragraph relating to our adoption of Statement of Financial Accounting Standards No. 123 (R), Share-Based Payment effective January 1, 2006) appearing herein and elsewhere in the Registration Statement of which this prospectus is a part. Such financial statements have been so included in reliance upon the report of such firm given upon the firm’s authority as an expert in auditing and accounting.

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

The Articles of Incorporation and Bylaws of the Company provide for indemnification of our directors and certain officers for liabilities and expenses that they may incur in such capacities. In general, our directors and certain officers are indemnified with respect to actions taken in good faith and in a manner such person believed to be in our best interests, and with respect to any criminal action or proceedings, actions that such person has no reasonable cause to believe were unlawful. Furthermore, the personal liability of our directors is limited as provided in our Articles of Incorporation.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

AVAILABLE INFORMATION

We have filed a registration statement on Form SB-2 under the Securities Act of 1933, as amended, relating to the shares of common stock being offered by this prospectus, and reference is made to such registration statement. This prospectus constitutes the prospectus of Zynex Medical Holdings, Inc., filed as part of the registration statement, and it does not contain all information in the registration statement, as certain portions have been omitted in accordance with the rules and regulations of the Securities and Exchange Commission.

We are subject to the informational requirements of the Securities Exchange Act of 1934, which requires us to file reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information may be inspected at public reference facilities of the SEC at 100 F Street N.E., Washington D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the SEC at 100 F Street N.E., Washington, D.C. 20549 at prescribed rates. Because we file documents electronically with the SEC, you may also obtain this information by visiting the SEC's Internet website at http://www.sec.gov.

Zynex Medical Holdings, Inc.
Consolidated Financial Statements
December 31, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Zynex Medical Holdings, Inc.

We have audited the accompanying consolidated balance sheet of Zynex Medical Holdings, Inc. and subsidiary (the “Company”) as of December 31, 2006 and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Zynex Medical Holdings, Inc. and subsidiary as of December 31, 2006, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123R, “Share-Based Payment.”
.

/s/ GHP Horwath, P.C.
GHP Horwath, P.C.

Denver, Colorado
April 16, 2007

Zynex Medical Holdings, Inc.
Consolidated Balance Sheet
December 31, 2006

ASSETS
Current Assets:
Cash and cash equivalents	265,197
Accounts receivable, less allowance for uncollectible
accounts of $1,100,000	1,337,873
Inventory	561,013
Deferred consulting fees	101,250
Deferred financing fees	60,402
Prepaid expenses	38,066
Deferred tax asset	55,000
Other current assets	11,250

Total current assets	2,430,051

Property and equipment, less accumulated
depreciation of $258,873	327,353
Deposits	10,940

$2,768,344

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Notes payable	$458,445
Loan from stockholder	42,830
Capital lease	15,655
Accounts payable	342,452
Accrued payroll and payroll taxes	152,844
Other accrued liabilities	119,745

Total current liabilities	1,131,971

Loan from stockholder, less current maturities	10,896
Notes payable, less current maturities	253,796
Capital lease, less current maturities	29,227
Long-term deferred tax liability	55,000

Total liabilities	1,480,890

Contingencies and Commitments	--

Stockholders' Equity:
Preferred stock, $.001 par value, 10,000,000 shares authorized,	--
no shares issued or outstanding
Common stock, $0.001, par value, 100,000,000 shares authorized,	26,311
26,310,911 shares issued and outstanding
Additional paid-in capital	2,435,859
Accumulated deficit	(1,174,716)

Total stockholders' equity	1,287,454

$2,768,344

See accompanying notes to financial statements.

Zynex Medical Holdings, Inc.
Consolidated Statements of Operations
Years ended December 31,

	2006	2005

Net sales and rental income	$2,556,809	$2,098,408
Cost of sales and rentals	303,719	116,519

Gross profit	2,253,090	1,981,889

Operating expenses:
Selling, general and administrative, including
common stock and warrants issued for consulting services
of $203,500 and $49,289, respectively	2,326,793	1,717,575
Depreciation	94,009	64,798
Loss on disposal of equipment	--	--

	2,420,802	1,782,373

(Loss) income from operations	(167,712)	199,516

Other income (expense):
Interest income	1,370	234
Interest expense	(155,492)	(37,320)
Other income	1,464	138,634

	(320,370)	301,064

Provision (benefit) for income taxes	--	--

Net (loss) income	$(320,370)	$301,064

Basic and diluted net (loss) income per common share	$(0.01)	$0.01

Weighted average number of shares outstanding

Basic	24,026,988	23,117,042

Diluted	24,026,988	23,506,011

See accompanying notes to financial statements.

Zynex Medical Holdings, Inc.
Consolidated Statements of Cash Flows
Years Ended December 31,
	2006	2005

Cash flows from operating activities:
Net income (loss)	$(320,370)	$301,064
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	94,009	64,798
Provision for losses in accounts receivable	386,518	429,407
Amortization of deferred consulting and financing fees	108,816	--
Issuance of common stock and warrants for consulting services	46,000	95,789
Issuance of warrants for loan financing	--	1,842
Amortization of discount on note payable	38,670	--
Amortization of beneficial conversion feature	3,533	--
Employee stock compensation expense	20,110	--
Changes in operating assets and liabilities:
Accounts receivable	(1,029,501)	(934,209)
Inventory	(71,782)	(169,533)
Deferred tax asset	(55,000)	--
Prepaid expenses	(2,252)	--
Refundable income taxes	7,586	4,105
Other current assets	(9,818)	8,322
Other assets	--	2,730
Accounts payable	94,566	101,887
Accrued liabilities	150,455	(33,265)
Deferred tax liability	55,000	--

Net cash used in operating activities	(483,460)	(127,063)

Cash flows from investing activities:
Purchases of equipment	(151,586)	(106,079)

Net cash used in investing activities	(151,586)	(106,079)

Cash flows from financing activities:
Payments on notes payable and capital lease	(208,275)	(166,183)
Proceeds from sale of common stock, net	604,476	--
Proceeds from loans payable	446,563	400,000
Proceeds from loans from stockholder	146,900	99,136
Repayment of loans from stockholder	(108,154)	(84,156)

Net cash provided by financing activities	881,510	248,797

Increase in cash and cash equivalents	246,464	15,655

Cash and cash equivalents at beginning of period	18,733	3,078

Cash and cash equivalents at end of period	$265,197	$18,733

Supplemental cash flow information:
Interest paid	$56,706	$28,513
Income taxes paid	--	--
Non-cash investing and financing activities -
Common stock and warrants issued in exchange for deferred consulting fees	157,500	32,289
Common stock and warrants issued in exchange for financing fees	48,677	--
Warrants issued in connection with note payable	80,310	--
Deferred loan financing fees	32,000	--
Accounts payable converted into a note payable	25,881	--
Issuance of common stock in satisfaction of payable	8,281	--
Conversion feature of note payable	8,593	--
		--
See accompanying notes to financial statements.

Zynex Medical Holdings, Inc.
Consolidated Statements of Stockholders' Equity

	Number		Additional Paid in	Accumulated
	of Shares	Amount	Capital	Deficit	Total

December 31, 2004	23,070,377	$23,070	$1,335,233	$(1,155,410)	$202,893

Net income	--	--	--	301,064	301,064

Common stock issued to consultants	129,044	129	46,371	--	46,500

Warrants issued for services	--	--	83,420	--	83,420

December 31, 2005	23,199,421	23,199	1,465,024	(854,346)	633,877

Private placement of common stock, net of offering costs	2,429,475	2,430	602,046	--	604,476

Warrants granted upon issuance of note payable and for financing fee	--	--	107,537	--	107,537

Conversion feature of note payable	--	--	8,593	--	8,593

Issuance of common stock for financing fee	65,000	65	21,385	--	21,450

Issuance of common stock for consulting services	575,612	576	202,924	--	203,500

Issuance of common stock in satisfaction of payable	41,403	41	8,240	--	8,281

Employee stock compensation expense	--	--	20,110	--	20,110

Net loss	--	--	--	(320,370)	(320,370)

December 31, 2006	26,310,911	$26,311	$2,435,859	$(1,174,716)	$1,287,454

See accompanying notes to financial statements.

ZYNEX MEDICAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

ORGANIZATION AND NATURE OF BUSINESS

Zynex Medical, Inc. was incorporated under the laws of the state of Colorado on March 3, 1998, under the name of "Stroke Recovery Systems, Inc." (SRSI). On October 1, 2003, Zynex Medical, Inc. acquired, through merger, the assets and liabilities of Dan Med, Inc. (DMI), a Colorado corporation under common control. The companies were merged in order to simplify the operating and capital structure of both companies. SRSI concurrently changed its name to Zynex Medical, Inc.  Zynex Medical Holdings, Inc. (the “Company”) was created in February 2004 through a reverse acquisition.

At present, Zynex Medical, Inc. generates substantially all its revenue in North America from sales and rentals of its products to patients, dealers and health care providers. The amount of net revenue derived from Medicare and Medicaid programs for 2006 and 2005 is approximately 5% and 7% respectively.

The Company designs, assembles and commercializes a line of FDA cleared medical devices for the electrotherapy and stroke rehabilitation markets. The Company also purchases electrotherapy devices and supplies from other domestic and international suppliers for resale.

ZYNEX MEDICAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of Zynex Medical Holdings, Inc. and Zynex Medical, Inc. for all of the periods presented.  All inter company balances and transactions have been eliminated in consolidation.

REVENUE RECOGNITION

Sales and rental income is recognized when a product has been medically prescribed and dispensed to a patient and, when applicable, a claim prepared by the Company has been filed with the patient's insurance provider. Product and rental income is recognized net of the estimated uncollectible percentage of sales as described below.

RESERVE FOR SALES RETURNS, ALLOWANCES AND COLLECTIBILITY

The Company maintains a reserve for sales allowances, returns and collectibility. Sales returns and allowances result from reimbursements from insurance providers that are less than amounts claimed, as provided by agreement, where the amount claimed by the Company exceeds the insurance provider's usual, customary and reasonable reimbursement rate and when units are returned because of benefit denial. The provision is provided for by reducing gross revenue by a portion of the amount invoiced during the relevant period. The amount of the reduction is estimated based on historical experience.

USE OF ESTIMATES

Preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Ultimate results could differ from those estimates. The most significant management estimates used in the preparation of the accompanying financial statements are associated with collectibility of accounts receivable.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents are stated at cost. Cash equivalents consist of all highly liquid investments with maturities of three months or less when acquired.

ZYNEX MEDICAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FAIR VALUE OF FINANCIAL INSTRUMENTS AND CREDIT RISK

The Company's financial instruments primarily consist of cash, receivables and payables for which current carrying amounts approximate fair value. Additionally, interest rates on outstanding borrowings are at rates that approximate market rates for borrowings with similar terms and average maturities. The fair value of the loan from stockholder is not practicable to estimate, due to the related party nature of the underlying transactions.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and trade receivables.

The Company has recorded trade receivables from business operations. Management regularly evaluates the collectibility of accounts receivable and believes that net receivables recorded as of December 31, 2006 to be collectible.

INVENTORY

Inventories are valued at the lower of cost (average) or market. Finished goods include products held at different locations by health care providers or other third parties for rental or sale to patients.

The Company monitors inventory for turnover and obsolescence, and records losses for excess and obsolete inventory as appropriate.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. The Company removes the cost and the related accumulated depreciation from the accounts of assets sold or retired, and the resulting gains or losses are included in the results of operations. Depreciation is computed using the straight-line method. Cost and related estimated useful lives of property and equipment as of December 31, 2006 are as follows:

	Cost	Useful lives

Office furniture and equipment	$159,601	3-7 years
Rental inventory	366,036	5 years
Vehicles	59,833	5 years
Assembly equipment	757	7 years
	586,227
Less accumulated depreciation	(258,874)
Net	$327,353

Repairs and maintenance costs are charged to expense as incurred.

SHIPPING COSTS

Shipping costs are included in cost of sales and rentals.

ZYNEX MEDICAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

STOCK-BASED COMPENSATION

The Company has a 2005 Stock Option Plan (the "Option Plan") and has reserved 3,000,000 shares of common stock for issuance under the Option Plan. Vesting provisions are determined by the Board of Directors. All stock options expire no later than ten (10) years from the date of grant.

Effective January 1, 2006, the Company adopted Statement of Financial Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), using the modified prospective method. SFAS 123R requires the recognition of the cost of employee services received in exchange for an award of equity instruments in the financial statements and is measured based on the grant date fair value of the award that is ultimately expected to vest during the period. SFAS 123R requires the stock compensation expense to be recognized over the period during which an employee is required to provide service in exchange for the award (the requisite service period, which in the Company’s case is the same as the vesting period). In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (SAB 107) relating to SFAS 123R. The Company has applied the provisions of SAB 107 in its adoption of SFAS 123R. Prior to our adopting SFAS 123R, we accounted for our employee stock-based compensation plans under Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). Under APB 25, generally no compensation expense was recorded when the terms of the award were fixed and the exercise price of the employee stock option equaled or exceeded the fair value of the underlying stock on the date of grant.

ZYNEX MEDICAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Had compensation cost for the Company's stock plan been determined based on fair value at the grant dates for awards under the plan consistent with the method prescribed under SFAS No. 123 for 2005, the Company's net income and net income per share would have changed to the pro forma amounts indicated below:

2005

Net income as reported	$301,064

Total stock based employee compensation
expense determined under fair value
based method for all awards	(24,325)

Net income, pro forma	$276,739

Net income per share as reported	$0.01
Net income per share pro forma	$0.01

       The fair value of options granted during 2006 and 2005 was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2006	2005

Expected dividend yield	0%	0%
Expected stock price volatility	121%	125%
Risk-free interest rate	4.10%	4.95%
Expected life of options	4 years	2 years

ZYNEX MEDICAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ADVERTISING

The Company expenses advertising costs as they are incurred. Advertising expenses for the years ended December 31, 2006 and 2005 totaled $146,814 and $92,949 respectively.

RESEARCH AND DEVELOPMENT

Research and development costs are expensed when incurred. There were no research and development expenses for years ended December 31, 2006 and 2005.

INCOME TAXES

Income taxes are computed using the liability method. The provision for income taxes includes taxes payable or refundable for the current period and the deferred income tax consequences of transactions that have been recognized in the Company's financial statements or income tax returns. The carrying value of deferred income taxes is determined based on an evaluation of whether the Company is more likely than not to realize the assets. Temporary differences result primarily from basis differences in property and equipment and net operating loss carry forwards. The valuation allowance is reviewed periodically to determine the amount of deferred tax asset considered realizable.

COMPREHENSIVE INCOME

There are no adjustments necessary to the net income (loss) as presented in the accompanying statement of operations to derive comprehensive income in accordance with SFAS No. 130, "Reporting Comprehensive Income."

SEGMENT REPORTING

In June 1997, SFAS 131, "Disclosure about Segments of an Enterprise and Related Information," was issued. Operating segments, as defined in the pronouncement, are components of an enterprise about which separate financial information is available and that are evaluated regularly by management in deciding how to allocate resources and assess performance. To date, the Company has only had one operating segment.

RECLASSIFICATIONS

Certain amounts in the 2005 financial statements have been reclassified to conform to the presentation used in 2006.

ZYNEX MEDICAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

EARNINGS PER SHARE

The Company computes net earnings (loss) per share in accordance with SFAS No. 128, "Earnings per Share", which establishes standards for computing and presenting net earnings (loss) per share. Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding and the number of dilutive potential common share equivalents during the period. The effects of potential common stock equivalents have not been included in the computation of diluted net loss per share for the year ended December 31, 2006 as their effect is anti-dilutive.

The calculation of basic and diluted earnings per share for 2005 is as follows:

BASIC	2005

Net income applicable to common stockholders	$301,064

Weighted average shares outstanding - basic	23,117,042

Net income per share - basic	$0.01

DILUTED

Net income applicable to common stockholders	$301,064

Weighted average shares outstanding - basic	23,117,042

Dilutive securities	388,969

Weighted average shares outstanding - diluted	23,506,011

Net income per share - diluted	$0.01

ZYNEX MEDICAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

RECENT ACCOUNTING PRONOUNCEMENTS

In February 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment to FASB Statement No. 115”. This statement permits companies to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement of accounting for financial instruments. This statement applies to all entities, including not for profit. The fair value option established by this statement permits all entities to measure eligible items at fair value at specified election dates. This statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company is currently assessing the impact adoption of SFAS No. 159 will have on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement”. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of the adoption of SFAS No. 157 will have on its consolidated financial statements.

In September 2006, the SEC issued SAB No. 108 in order to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements. In SAB No. 108, the SEC staff established an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the company’s financial statements and the related financial statement disclosures. SAB No. 108 is effective for fiscal years ending after November 15, 2006. The Company believes that complying with the interpretive guidance of SAB No. 108 will not have a material impact to its consolidated financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109” (“FIN 48”). FIN 48 requires that a position taken or expected to be taken in a tax return be recognized in the financial statements when it is more likely than not (i.e. a likelihood of more than fifty percent) that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Upon adoption, the cumulative effect of applying the recognition and measurement provisions of FIN 48, if any, shall be reflected as an adjustment to the opening balance of retained earnings. The effective date of this interpretation is for fiscal years beginning after December 15, 2006. The Company is currently in the process of evaluating the impact of this interpretation on its consolidated financial statements.

ZYNEX MEDICAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - NOTES PAYABLE AND LEASES

On October 5, 2005 Zynex received $400,000 under a three-year term loan agreement with Silicon Valley Bank, Santa Clara, California and Boulder, Colorado (the "Lender"). The loan bears interest at a per annum fixed rate of 7.84%. The loan is guaranteed by Zynex Chairman, President and Chief Executive Officer Thomas Sandgaard and is collateralized by a first perfected security interest in accounts, inventory, chattel paper, equipment, fixtures, general intangibles, including intellectual property and other assets. The Company is to repay the loan in 36 equal monthly payments of principal and interest. The loan includes financial covenants for minimum liquidity and minimum debt service coverage, which the Company is in compliance with as of December 31, 2006. In connection with the loan, the Lender was granted a seven-year warrant to purchase 50,000 shares of Zynex Common Stock at an exercise price of $0.71 per share.

On March 15, 2006 Zynex received $240,000 under a three-year term loan agreement with Silicon Valley Bank, Santa Clara, California and Boulder, Colorado (the "Lender"). The loan bears interest at a per annum fixed rate of 8.48%. The loan is guaranteed by Zynex Chairman, President and Chief Executive Officer Thomas Sandgaard and is collateralized by a first perfected security interest in accounts, inventory, chattel paper, equipment, fixtures, general intangibles, including intellectual property and other assets. The Company is to repay the loan in 36 equal monthly payments of principal and interest. The loan includes financial covenants for minimum liquidity and minimum debt service coverage, which the Company is in compliance with as of December 31, 2006.

On October 18, 2006, the Company entered into a loan transaction with Ascendiant Capital Group, LLC (an affiliate of Ascendiant Securities, LLC) and issued to Ascendiant Capital (a) a secured Note in the total principal amount of $275,000 (the "Note") and (b) a five-year warrant to purchase a total of 429,867 shares of our common stock at a fixed exercise price of $0.39 per share. The warrants were valued at the date of grant at $113,437 using the Black-Scholes option-pricing model.  The relative fair value of the warrants ($80,310) was accounted for as a discount applied against the face amount of the note. The discount is being amortized over the term of the promissory note. At December 31, 2006, the Company had amortized $33,016 of the discount as additional interest expense.  The Note is convertible into common stock at a fixed conversion price of $0.32 per share. The conversion of the note is deemed to be beneficial as the note converts to common stock at $0.32 per share and the estimated fair value of the common stock was determined to be $0.33 per share on the date the transaction was entered into. The intrinsic value of the beneficial conversion feature of $8,593 is being amortized as additional interest expense over the term of the note. Net proceeds of approximately $206,000 from the transaction have been or will be used for general working capital.

The principal and interest on the Note are due in one lump sum on April 18, 2007. However, we may extend the maturity date so that the outstanding principal balance and accrued and unpaid interest become due and payable in six equal monthly installments beginning on the original maturity date and ending on October 18, 2007. Interest on amounts outstanding under the Note are at the rate of 15% per annum through January 17, 2007, 18% per annum from January 18, 2007 to the original maturity date, and, if the maturity date is extended, 21% from the original maturity date to the extended maturity date. Events of default include, among other things, a failure to make payment of principal or interest due under the note and the occurrence of any event of default under an obligation for borrowed money in excess of $50,000. The note is secured by a second priority security interest in all of our assets. We issued the Note with an original issue discount of 5%, and on October 18, 2006 we made a non-refundable prepayment of interest through April 18, 2007. The effective interest rate on the note is 26%.

ZYNEX MEDICAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In connection with the Note, the Company issued 65,000 shares of common stock to Ascendiant Capital as a fee and granted a warrant to purchase 103,139 shares with an exercise price of $0.39 as a placement fee to Ascendiant Securities. The shares were valued at $21,450 (based on the closing market price of $0.33 per share at the date the transaction was closed) and the warrants were valued at $27,227 using the Black Scholes option-pricing model. The deferred financing fees are being amortized over the term of the Note. During the year ended December 31, 2006, $20,012 was expensed. In addition, $32,000 of financing fees paid at closing are being amortized over the six month term and $13,156 were expensed at year end.

We may prepay the convertible note in whole or part at any time provided all accrued but unpaid interest is included in any prepayment. We must redeem the Note within two business days after (1) closing an equity or debt financing or series of such financings resulting in an aggregate gross cash proceeds of $1,000,000 or more within 12 months of the date of the Note or (2) the “Sale of Maker.”

Both the Note and warrant contain anti-dilution provisions. These provisions are not triggered by a decline in the stock price and include, with certain exclusions: in the case of the Note, the issuance of common stock, securities convertible into common stock or rights to acquire common stock at a price below $0.32 per share; and in the case of the warrant, the issuance of options or other rights to acquire common stock at below $0.39 per share. We have provided to Ascendiant Capital piggyback registration rights for the common stock underlying the Note and warrants and for the shares issued as the placement fee.

Ascendiant Capital, Silicon Valley Bank and the Company have entered into a subordination agreement dated October 17, 2006 in which the security interest and payment rights of the Note are made subordinate to our indebtedness to Silicon Valley Bank. The holder of the Note is not to demand payment or exercise any remedy relating to the Note until our indebtedness to Silicon Valley Bank is fully paid, except that we may pay Ascendiant Capital regularly scheduled payments of interest or principal pursuant to the terms of the Note so long as there is not an event of default under our loan and security agreement with the Bank.

In November 2006, the Company issued a note payable in the amount of $25,881 in satisfaction of a payable due to a sales representative of the company.  This note is unsecured and bears interest at 8.25%.  Interest that accrues through March 31, 2007 is due and payable on that date.  The note will then be paid in 12 equal payments, with the first payment due on April 1, 2007.

ZYNEX MEDICAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Notes payable at December 31, 2006 consisted of the following:

Note payable to a bank, principal and interest payments of $12,531 due on a monthly basis through September, 2008. Annual interest rate of 7.84%, collateralized by accounts, inventory, chattel papers, equipment, fixtures, and general intangibles,
Including intellectual property. The note is guaranteed by the President and
Chief Executive Officer and largest shareholder	$$255,825

Note payable to a bank, principal and interest payments of $7,559 due on a monthly basis through March, 2009. Annual interest rate of 8.48%, collateralized by accounts, inventory, chattel papers, equipment, fixtures, and general intangibles,
Including intellectual property. The note is guaranteed by the President and
Chief Executive Officer and largest shareholder	185,108

Motor vehicle contract payable in 60 monthly
installments of $1,351, annual interest at
15.1%, secured by automobile.	30,877

Note payable to a sales representative of the Company, principal and interest payments of $2,239 due in 12 equal installments from April 1, 2007 through
March 31, 2008, annual interest at 8.25%, unsecured.	25,881

Note payable to Ascendiant Capital due in one single payment on April 18, 2007, which may be extended to October 18, 2007, annual interest at 15% through January
17, 2007 and 18% through original maturity date, secured by all assets.	214,550

Total	712,241

Less current maturities	(458,445)

Long-term maturities	$253,796

ZYNEX MEDICAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Future maturities of the notes payable are as follows:

Year ending December 31,

2007	$458,445
2008	227,426
2009	26,370

$712,241

In 2005 Mr. Sandgaard loaned the Company $99,136, of which $14,980 was outstanding on December 31, 2005.  Effective March 1, 2006 this previously non-interest bearing loan in the amount of $14,980 was converted to a 24 month, 8.25% term loan, with equal monthly payments of principal and interest commencing April 1, 2006.  As of December 31, 2006, $8,755 of this amount remained outstanding

In 2006 Mr. Sandgaard loaned the Company $146,900, of which $50,000 was converted to a 24 month, 8.25% term loan, with equal monthly payments of principal and interest commencing April 1, 2006. As of December 31, 2006, $35,206 of this amount remained outstanding   The remaining $96,900 was represented by 8.25% demand notes and will be repaid as the Company's cash position and its financing covenants allow. As of December 31, 2006, $9,765 of this amount remained outstanding. The loans from Mr. Sandgaard were used for working capital purposes

Future maturities of these loans are as follows:
Year ending December 31,
2007	$42,830
2008	10,896

$53,726

The Company has commitments under various operating and capital leases that are payable in monthly installments. As of December 31, 2006, future minimum lease payments under non-cancelable operating and capital leases are as follows:

ZYNEX MEDICAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Capital	Operating
	Lease	Leases

2007	$18,869	$100,375
2008	18,869	98,159
2009	12,579	16,428

Total future minimum lease payments	$50,317	$214,962

Less amount representing interest	5,435

Present value of net minimum lease
payments	44,882
Less current portion	(15,655)

Long-term capital lease obligation	$29,227

Rent expense under operating leases for 2006 and 2005 was $122,206 and $116,691, respectively.

ZYNEX MEDICAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - INCOME TAXES

There are no federal or state income taxes for the years ended December 31, 2006 and 2005.

A reconciliation of income tax computed at the U.S. statutory rate of 35% to the effective income tax rate is as follows:

	2006	2005

Statutory rate	(35)%	35%
State taxes	(5)%	5%
Permanent differences	10%	6%
Basis difference in property and equipment	1%	(5)%
Net operating loss carryover and other	29%	(41)%

Combined effective rate	0%	0%

The tax effects of temporary differences that give rise to deferred tax assets (liabilities) at December 31, 2006 are as follows:

Current deferred tax assets:
Accrued expenses	$52,000
Accounts receivable	408,000
Inventory	6,000
Net operating loss carry forwards	74,000
540,000
Valuation allowance	(485,000)

Net current deferred tax asset	$55,000

Long-term deferred tax liabilities:
Property and equipment	$55,000

Net long-term deferred tax liability	$55,000

ZYNEX MEDICAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SFAS 109 requires that all deferred tax balances be determined using the tax rates and limitations expected to be in effect when the taxes will actually be paid or recovered. Consequently, the income tax provision will increase or decrease in the period in which a change in tax rate or limitation is enacted. As of December 31, 2006, the Company had total deferred tax assets of $540,000 and deferred tax liabilities of $55,000. The Company recorded a valuation allowance in the amount of $485,000 at December 31, 2006, against the amount by which deferred tax assets exceed deferred tax liabilities. The valuation reserve at December 31, 2006 has been provided due to the uncertainty of the amount of future taxable income. The Company provides a valuation allowance in the full amount of its deferred tax assets that exceed deferred tax liabilities because under the criteria of SFAS No. 109, the Company does not have a basis to conclude that it is more likely than not that it will realize the deferred tax assets.

The Company has accumulated net operating loss carry forwards of approximately $191,000 (net of loss carry forwards of $246,174 utilized in 2006). To the extent not used, the net operating loss carry forwards expire in varying amounts beginning in 2024 through 2025. As of December 31, 2006, all identified deferred tax assets, by the amount that they exceed deferred tax liabilities, are reduced by a valuation allowance. Therefore, any additional operating loss carry forwards not recognized would not result in a benefit in the provision for income taxes due to the uncertainty of future realization of those additional loss carry forwards.

ZYNEX MEDICAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - Stockholders' Equity, Common Stock and Warrants

On November 3, 2006, the Company entered into a twelve-month consulting services agreement with Ascendiant Capital, in which this party agreed to advise the Company in business and financial matters for the twelve-month term of the agreement.  Compensation consisted of 150,000 shares of the Company’s restricted common stock with a market value of approximately $67,500 (based on the closing market price of $0.45 per share at the date the transaction was entered into).  The deferred cost is being amortized on a straight-line basis over the twelve-month period from the date of the agreement. During the year ended December 31, 2006, $11,250 was expensed.

On July 1, 2006, the Company entered into a twelve-month agreement with a consultant for investor relations services. Compensation consists of (a) a monthly fee of $8,000 cash and either $4,000 cash or 13,333 shares and (b) 300,000 of the Company’s restricted common stock with a market value of approximately $90,000 (based on the closing market price of $0.30 per share at the date the transaction was entered into). In October 2006, the client renegotiated its agreement with the consultant to exclude the $8,000 cash payment.  In November, the number of shares to be issued as part of the monthly retainer was reduced to 10,000 per month, effective October 1. During the year ended December 31, 2006, 69,999 shares were issued under the agreement with a fair market value of $21,000. The deferred cost of $90,000 is being amortized on a straight-line basis over the twelve-month period from the date of the agreement. During the year ended December 31, 2006, $45,000 was expensed.

During 2006, in terms of unregistered sales of securities, the Company (a) sold 2,175,000 shares of common stock, and five-year warrants to purchase a total of 1,740,000 shares of common stock at $0.32 per share, to accredited investors in a non public offering, (b) issued 254,475 shares to investment bankers responsible for the non public offering, issued to the provider of the convertible $275,000 bridge loan five-year warrants to purchase a total of 429,867 shares of common stock at $0.39 per share and a fee of 65,000 shares of common stock, (d) issued to the investment banker for the loan five-year warrants to purchase a total of 103,139 shares of common stock at $0.39 per share, (e) issued 150,000 shares to the investment banker responsible for such loan for future consulting services and (f) issued 425,612 shares to investor relations firms for services rendered including 55,613 shares with a total market value of $25,000 were issued to the Wall Street Group in return for investor relations services..  In these issuances, the Company made no general solicitation, the Company believes that purchasers of the securities were accredited investors, the Company believes that the investment bankers, lender and investor relations firms were accredited investors or met the standards for a purchaser is a non-public offering, and the Company relied upon an exemption from securities registration for a non-public offering.

During the year ended December 31, 2005, the Company issued 312,500 warrants to purchase common stock with a fair market value of $41,250, 129,044 shares of unregistered common stock with a total market value of $46,500 and paid $6,250 to The Wall Street Group in return for investor relations services. The Company also issued (a) 8,333 warrants to purchase common stock at a fair market value of $2,870 to a financial consultant for preparation of financial projections and introduction to Silicon Valley Bank; (b) 50,000 warrants to purchase common stock with a fair market value of $22,100 to Silicon Valley Bank in connection with their September 2005, $400,000 term loan; (c) and 100,000 warrants to purchase common stock with a fair market value of $17,200 to an investment banking firm for services rendered. The agreement with The Wall Street Group ended in April 2006. The $22,100 additional compensation to Silicon Valley Bank is being amortized over the three-year term of the agreement, and $12,892 has been deferred at December 31, 2006.

ZYNEX MEDICAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On June 4, 2004, the Company sold 685,715 shares of common stock to five investors at $1.75 per share. The proceeds realized from the sale were $897,789, net of offering expenses and the fair value of Broker Warrants issued. In connection with the sales, the Company granted Class A Warrants to purchase an additional 342,859 shares of common stock at $1.75 per share, Class B Warrants to purchase an additional 685,715 shares of common stock at $2.00 per share, Class C Warrants to purchase 22,858 shares of common stock at $.01 per share and Broker Warrants to purchase 45,715 shares of common stock at $.01 per share. The fair value of the Broker Warrants was $132,198 at June 4, 2004 using the Black-Scholes option-pricing model.

The Class B, Class C and Broker's Warrants expire on June 4, 2009. The Class A Warrants expired February 20, 2006. The Company's registration statement, filed July 16, 2004 on Form SB-2/A, became effective July 20, 2004 and a First Amendment on Form SB-2/A became effective June 7, 2005.

Upon exercise of the warrants, the Company is required to pay Warrant Exercise Compensation equal to 10 percent of the cash proceeds payable to the Company. The Company is further required to issue one Broker's Warrant for each 10 shares of Class A, Class B and Class C Warrants exercised by the subscribers.

On September 27, 2004, the Company issued options to acquire 1,900,000 shares of common stock to a financial consulting firm in exchange for consulting services provided in connection with the Company's reverse acquisition, private placement and ongoing investor relations. The options, which expire September 26, 2009, permit the purchase of common stock in quantities and at prices set forth as follows:

Number of Shares	Price Per Share

100,000	$0.40
400,000	$1.75
200,000	$2.00
200,000	$2.25
200,000	$2.50
200,000	$2.75
200,000	$3.00
200,000	$3.50
200,000	$4.00

Also during 2004, the Company issued 120,000 warrants to purchase common stock for five years to two consultants and one employee; 110,000 of these warrants are exercisable at $3.00 per share and 10,000 are exercisable at $0.55 per share.

During 2006 and 2005, the Company also issued common stock and common stock warrants to consultants and debtors - see Note 3 – Notes payable and leases.

ZYNEX MEDICAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock Options:

On January 3, 2005 the Company established the 2005 Stock Option Plan (the "Option Plan") and reserved 3,000,000 shares of common stock for issuance under the Option Plan. Vesting provisions are determined by the Board of Directors. All stock options expire 10 years from the date of grant.

A summary of the Option Plan is as follows:

		Weighted	Weighted		Weighted	Weighted
		average	average		average	average
		exercise	grant date		exercise	grant date
	Shares	price	fair value	Shares	price	fair value

Outstanding, beginning of year	176,670	$0.42	0.20	0	$0	0
Granted	146,000	$0.28	0.21	279,670	$0.34	0.24

Expired or forfeited	36,000	$0.40	0.31	103,000	$0.32	0.25
Exercised	0	0	0	0	0	0

Outstanding, end of year	286,670	$0.34	0.27	176,670	$0.42	0.20

Options exercisable at
end of year	35,168	0.40	0.32	0	0	0

The following table summarizes information about stock options outstanding as of December 31, 2006:

	Options Outstanding		Options Exercisable
		Remaining
Exercise	Number of	contractual	Number of	Exercise
prices	options	life (years)	options	price

$0.30	82,000	8.00	20,500	$0.30
$0.23	12,000	8.25	3,000	$0.23
$0.50	16,000	8.50	4,000	$0.50
$0.57	12,670	8.50	3,168	$0.50
$0.75	18,000	8.75	4,500	$0.75
$0.27	122,000	9.50
$0.33	24,000	9.75

	286,670		35,168

ZYNEX MEDICAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 - MAJOR SUPPLIERS

During 2006 and 2005, the Company purchased approximately 14% and 10%, respectively, of its entire inventory purchases from one European supplier and 100% of its NeuroMove inventory from one supplier. Management believes that its relationships with these suppliers is strong, however, if necessary these relationships can be replaced. If the relationships were to be replaced, there may be a short term disruption to operations, a period of time in which products would not be available and additional expenses may be incurred.

Note 7 - EMPLOYMENT AGREEMENTS

On February 1, 2004, Zynex Medical, Inc. entered into a three-year employment agreement with the Company's President and Chief Executive Officer. The agreement expired January 31, 2007 and, the agreement was automatically extended for an additional two-year period. The initial annual base salary under the agreement was $174,000 and may be increased annually at the board of director's discretion. The agreement also provides for a 50% annual bonus if annual net revenue exceeds $2.25 million, medical and life insurance, and a vehicle. The agreement contains a non-compete provision for the term of the agreement that extends for 24 months following termination of the agreement.

On January 1, 2005, the agreement was amended to provide an annual base salary of $144,000 and quarterly bonuses as follows:

Quarterly Revenue	Quarterly Bonus
$0 to $600,000	$ 0
$600,001 - $800,000	$ 10,000
$800,001 - $1,000,000	$ 25,000
$1,000,001 and greater	$ 50,000

The bonus amounts reflected in the above table shall be reduced by one-half if the Company sustains a net loss during the quarter.

ZYNEX MEDICAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On May 31, 2005, Zynex Medical Holdings, Inc. entered into a compensation agreement with Peter J. Leveton, the Company's Chief Financial Officer to be effective as of April 18, 2005 (the "Effective Date").   Mr. Leveton’s employment with the Company was terminated on February 16, 2007.  The agreement provided for a monthly salary of $2,250 per month. It also provided for an increase in the monthly salary of an additional $4,000 per month (the "First Raise") in the event (a) the Company obtained a line of credit of at least $250,000, or (b) the Company received third party equity or debt investment of at least $1,000,000, or (c) the Company had annual audited "positive net cash provided by operating activities" of at least $500,000, or (d) the Company underwent a liquidity event with a valuation of at least $10,000,000 (items (b) through (d) shall be referred to as "Raise Events"). Mr. Leveton met the standard for the First Raise and it was in effect. The agreement also provided for an additional increase in the monthly salary of $5,000 per month (the "Second Raise") in the event the Company undergoes a Raise Event. Mr. Leveton met the standard for the Second Raise in 2006, and it was in effect. The First Raise and Second Raise, once earned and vested, were paid in arrears with respect to each month of employment beginning as of the Effective Date through the month of vesting, and then were paid currently through the date of termination of Mr. Leveton's employment. Mr. Leveton and the Company entered into a Separation Agreement whereby Mr. Leveton agreed to extend payment of the previously earned portion of the second raise over the ten-month period January-October 2007 with interest at 8.25%.

Under the Agreement Mr. Leveton received stock options to purchase up to 350,000 shares of the Company's Common Stock. Such options shall have a ten year term, and an exercise price equal to the fair market value of the Common Stock on the date of grant, April 18, 2005. Such options are subject to vesting as follows: 100,000 shares vest on the date of grant; 25,000 shares vest on June 30, 2005, provided that Mr. Leveton is employed as of such date; and 25,000 shares vest as of the last day of each full calendar quarter beginning as of July 1, 2005 through March 31, 2007, provided that Mr. Leveton is employed as of such date; and 50,000 shares vest upon a Raise Event if Mr. Leveton is employed as of such dates or if Mr. Leveton played an active, integral and key role in accomplishing such event, and such event occurred within 30 days of voluntary termination or within 90 days of involuntary termination. All unvested quarterly options immediately vest and become exercisable upon a liquidity event with a valuation of at least $10,000,000; provided the liquidity event occurs during Mr. Leveton's employment or if Mr. Leveton played an active, integral and key role in accomplishing such event, within 90 days of involuntary termination. Except in the case of a liquidity event described above, all unvested options will expire upon the voluntary or involuntary termination of employment.  As of February 16, 2007, 325,000 of the options had vested.

ZYNEX MEDICAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - RELATED PARTY TRANSACTIONS

The Company provides the President with two automobiles for personal use costing $2,287 per month.

NOTE 9 - SUBSEQUENT EVENT

In February 2007 there was a change in the Chief Financial Officer position.

Effective February 19, 2007, the Company entered into a compensation arrangement with its new Chief Financial Officer, Fritz G. Allison. The arrangement provides for a monthly salary of $8,000 per month, before taxes, for the first three months and $10,000 per month, before taxes, thereafter; grant under the Company’s 2005 stock option plan of an option to purchase up to 100,000 shares of the Company’s common stock, with a ten year term starting February 19, 2007, an exercise price equal to $0.45 per share, the fair market value of the Company’s common stock on such date, and a vesting schedule of 25,000 shares vesting on the first anniversary of the date of grant and 25,000 shares vesting on each subsequent anniversary of the date of grant; a bonus payable in 2008 in the amount of $20,000 cash and an option grant for an additional 50,000 shares in the event (a) the Company’s net revenue meets a revenue target for 2007, (b) the Company has a positive net income for 2007, and (c) the Company does not have any restatements of its financial statements during 2007 and for any periods during 2007 or the year 2007 on or prior to the completion of the audit of the 2007 financial statements. Mr. Allison also received full health and dental insurance coverage through the Company.

Zynex Medical Holdings, Inc.
Consolidated Financial Statements
September 30, 2007
Unaudited

Zynex Medical Holdings, Inc.
Condensed Consolidated Balance Sheet
September 30, 2007
(unaudited)

ASSETS
Current Assets:
Cash and cash equivalents	$3,539
Accounts receivable, less allowance for uncollectible
accounts of $3,641,910	3,132,279
Inventory	898,259
Deferred consulting fees	5,625
Deferred financing fees	7,367
Prepaid expenses	25,929
Deferred tax asset	720,000
Advances, related parties	40,570

Total current assets	4,833,568

Property and equipment, less accumulated
depreciation of $366,502	652,157
Deposits	10,940

$5,496,665

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Notes payable	$253,195
Loan from stockholder	125,787
Capital lease	16,681
Accounts payable	674,614
Accrued expenses	481,931
Income taxes payable	1,094,000

Total current liabilities	2,646,208

Notes payable, less current maturities	64,497
Loan from stockholder, less current maturities	27,054
Capital lease, less current maturities	16,585
Long-term deferred tax liability	69,000

2,823,344

Contingencies and Commitments	--

Stockholders' Equity:
Preferred stock, $.001 par value, 10,000,000 shares authorized,
no shares issued or outstanding	--
Common stock, $0.001, par value, 100,000,000 shares authorized,
26,821,589 shares issued and outstanding	26,822
Additional paid-in capital	2,623,521
Retained earnings	22,978

Total stockholders' equity	2,673,321

$5,496,665

See accompanying notes to financial statements.

Zynex Medical Holdings, Inc.
Condensed Consolidated Statements of Operations
(unaudited)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2007	2006		2007	2006

Net sales and rental income	$2,104,446		$743,787	$4,946,384		$1,809,738
Cost of sales and rentals	158,085		109,191	433,467		233,194

Gross profit	1,946,361		634,596	4,512,917		1,576,544

Operating expenses:
Selling, general and administrative	1,045,087		576,030	2,529,281		1,560,334
Depreciation	45,130		24,479	107,627		66,713
Total operating expenses	1,090,217		600,509	2,636,908		1,627,047

Income (loss) from operations	856,144		34,087	1,876,009		(50,503)

Interest and other expense	(14,679)		(11,195)	(235,315)		(42,248)

Income (loss) before taxes	841,465		22,892	1,640,694		(92,751)

Income taxes	227,000		--	443,000		--

Net income (loss)	$614,465		$22,892	$1,197,694		$(92,751)

Net income (loss) per common and common equivalent share
Basic	$0.02	$	*	$0.04	$	*

Diluted	$0.02	$	*	$0.04	$	*

Weighted average number of shares outstanding
Basic	26,807,712		24,095,566	26,518,714		23,531,017

Diluted	29,332,352		24,300,389	28,588,545		23,531,017

* Less then $0.01 per share
See accompanying notes to financial statements.

Zynex Medical Holdings, Inc.
Condensed Consolidated Statement of Stockholders' Equity
Nine Months Ended September 30, 2007
(unaudited)

	Number of Shares	Amount	Additional Paid in Capital	Retained Earnings (Accumulated Deficit)	Total
Balances at December 31, 2006	26,310,911	$26,311	$2,435,859	$(1,174,716)	$1,287,454

Issuance of common stock for loan extension and conversion	459,916	460	167,713		168,173

Issuance of common stock for the exercise of warrants	49,524	50	445		495

Issuance of common stock for cash	1,238	1	1,175		1,176

Employee stock compensation expense			18,329		18,329

Net income				1,197,694	1,197,694

September 30, 2007	26,821,589	$26,822	$2,623,521	$22,978	$2,673,321

See accompanying notes to financial statements.

Zynex Medical Holdings, Inc.
Condensed Consolidated Statements of Cash Flow
(unaudited)
	Nine Months Ended September 30,
	2007	2006
Cash flows from operating activities:
Net income (loss)	$1,197,694	$(92,751)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	107,627	66,713
Provision for losses in accounts receivable	2,541,910	--
Amortization of deferred consulting and financing fees	148,660	17,556
Issuance of common stock and warrants for consulting services, interest and loan fees	69,173	127,000
Provision for obsolete inventory	36,000	--
Amortization of discount on note payable	56,548	--
Amortization of beneficial conversion feature	3,904	--
Deferred tax benefit	(651,000)	--
Employee stock compensation expense	18,329	14,436
Changes in operating assets and liabilities:
Accounts receivable	(4,336,316)	(497,954)
Inventory	(373,247)	21,629
Prepaid expenses	12,137	(84,378)
Refundable income taxes	--	7,586
Other current assets	(29,320)	273
Accounts payable	332,162	174,591
Accrued expenses	209,341	38,902
Income taxes payable	1,094,000	--

Net cash provided by (used in) operating activities	437,602	(206,397)

Cash flows from investing activities:
Purchases of equipment	(432,433)	(102,522)

Net cash used in investing activities	(432,433)	(102,522)

Cash flows from financing activities:
Payments on notes payable and capital lease	(363,618)	(151,374)
Proceeds from loans payable	--	240,000
Proceeds from loans from stockholder	133,500	146,900
Repayment of loans from stockholder	(38,380)	(90,984)
Issuance of common stock	1,671	151,988

Net cash (used in) provided by financing activities	(266,827)	296,530

Net decrease in cash and cash equivalents	(261,658)	(12,389)

Cash and cash equivalents at beginning of period	265,197	18,733

Cash and cash equivalents at end of period	$3,539	$6,344

Supplemental cash flow information:
Interest paid	$31,051	$46,459

Supplemental disclosure of non-cash investing and financing activities:
Conversion of notes payable to common stock	$99,000

See accompanying notes to financial statements.

ZYNEX MEDICAL HOLDINGS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1.    Nature of Business

The Company designs, assembles and commercializes a line of FDA cleared medical devices for the electrotherapy and stroke rehabilitation markets. The Company also purchases electrotherapy devices and supplies from other domestic and international suppliers for resale.

2.    Basis of Presentation

The accompanying condensed consolidated financial statements are unaudited pursuant to the rules and regulations of the Securities and Exchange Commission and in accordance with accounting principles for interim financial information. In the opinion of management, these condensed consolidated financial statements contain all adjustments (consisting only of normal recurring adjustments) necessary to fairly state the financial position of the Company as of September 30, 2007 and the results of its operations for the nine and three months ended September 30, 2007 and 2006, and its cash flows for the nine months ended September 30, 2007 and 2006.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. Furthermore, these financial statements should be read in conjunction with Zynex Medical Holdings, Inc.'s audited financial statements at December 31, 2006 included in the Company's Form 10-KSB filed April 17, 2007.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions. Such estimates and assumptions affect the reported amounts of assets and liabilities as well as disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. The most significant management estimates used in the preparation of the accompanying financial statements include those associated with the collectibility of accounts receivable. Actual results could differ from those estimates.

3.    Recent Accounting Pronouncement

The Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48") on January 1, 2007. The Company did not identify any controversial tax positions taken on open tax years and did not have any unrecognized tax benefits and there was no effect on the Company’s financial condition or results of operations as a result of implementing FIN 48.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions.  The Company is no longer subject to U.S. federal tax examinations for years before 2003. State jurisdictions that remain subject to examination range from 2002 to 2006. The Company does not believe there will be any material changes in its unrecognized tax positions over the next 12 months.

The Company’s policy is to recognize interest and penalties accrued on unrecognized tax benefits as a component of income tax expense.  As of the date of adoption of FIN 48, the Company did not have any accrued interest or penalties associated with any unrecognized tax benefits and no interest expense or penalties were recognized during the quarter.

ZYNEX MEDICAL HOLDINGS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

4.     Stock Based Compensation

The Company has a 2005 Stock Option Plan (the "Option Plan") and has reserved 3,000,000 shares of common stock for issuance under the Option Plan. Vesting provisions are determined by the Board of Directors. All stock options under the Option Plan expire no later than ten years from the date of grant.

The Company has adopted Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”). SFAS 123R requires the recognition of the cost of employee services received in exchange for an award of equity instruments in the financial statements and is measured based on the grant date fair value of the award that is ultimately expected to vest during the period. SFAS 123R requires the stock compensation expense to be recognized over the period during which an employee is required to provide service in exchange for the award (the requisite service period, which in the Company’s case is the same as the vesting period).

For the three months ended September 30, 2007 and 2006, the Company recorded compensation expense related to stock options that decreased net income (increased net loss) from operations and decreased net income (increased net loss) by $4,962 and $4,727, respectively. For the nine months ended September 30, 2007 and 2006, the Company recorded compensation expense related to stock options that decreased net income (increased net loss) from operations and decreased net income (increased net loss) by $18,329 and $14,426, respectively. The stock compensation expense was included in selling, general and administrative expenses in the accompanying condensed consolidated statements of operations.

For the three months ended September 30, 2007 the Company granted stock options to acquire 38,000 shares of common stock to employees at an exercise price of $0.85 per share. The fair value of stock options at the date of grant during the three months ended September 30, 2007 was $0.69. During the three months ended September 30, 2006 the Company granted stock options to acquire 122,000 shares of common stock at an exercise price of $0.27. The Company used the following assumptions to determine the fair value of stock option grants during the three months ended September 30, 2007:

2007
Expected life	7 years
Volatility	101.6%
Risk-free interest rate	4.19%
Dividend yield	0%

The expected life of stock options represents the period of time that the stock options granted are expected to be outstanding based on historical exercise trends. The expected volatility is based on the historical price volatility of our common stock. The risk-free interest rate represents the U.S. Treasury bill rate for the expected life of the related stock options. The dividend yield represents our anticipated cash dividend over the expected life of the stock options.

ZYNEX MEDICAL HOLDINGS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

A summary of stock option activity under the Option Plan for the nine months ended September 30, 2007 is presented below:

			Weighted
		Weighted	Average
	Shares	Average	Remaining	Aggregate
	Under	Exercise	Contractual	Intrinsic
	Option	Price	Life	Value

Outstanding at January 1, 2007	286,670	$0.34

Granted	256,000	$0.44
Exercised	--	$--
Forfeited	(124,335)	$0.34
Outstanding at September 30, 2007	418,335	$0.40	7.08 Years	$383,511

Exercisable at September 30, 2007	88,835	$0.34	8.04 Years	$87,086

A summary of status of the Company’s non-vested shares as of and for the nine months ended September 30, 2007 is presented below:

	Nonvested	Weighted
	Shares	Average
	Under	Grant Date
	Option	Fair Value

Nonvested at January 1, 2007	251,503	$0.26

Granted	256,000	$0.38
Vested	(56,168)	$0.25
Forfeited	(121,835)	$0.27
Nonvested at September 30, 2007	329,500	$0.35

As of September 30, 2007, the Company had $81,242 of unrecognized compensation cost related to stock options that will be recognized over a weighted average period of approximately 6.5 years.

In addition, stock options to acquire 350,000 shares of common stock were granted to an employee prior to January 1, 2007, which were granted separate from the Option Plan.  Upon the employee’s termination in February, 2007, options for 325,000 shares of common stock were vested and options for 25,000 shares of common stock were unvested and forfeited.  The options for 325,000 shares of common stock remain outstanding; these options have an exercise price of $0.22 per share and expire in April 2015, except options for 100,000 shares of common stock, which expire in April 2010.

ZYNEX MEDICAL HOLDINGS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

5.   Earnings Per Share

The Company computes net earnings (loss) per share in accordance with SFAS No. 128, "Earnings per Share", which establishes standards for computing and presenting net earnings (loss) per share. Basic earnings (loss) per share are computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding and the number of dilutive potential common share equivalents during the period, calculated using the if-converted and treasury-stock methods. The effects of potential common stock equivalents have not been included in the computation of diluted net loss per share for the nine months ended September 30, 2006, as their effect is anti-dilutive.

The calculation of basic and diluted earnings (loss) per share for the three and nine months ended September 30, 2007 and for the three months ended September 30, 2006 is as follows:

	Three Months Ended September 30, 2007	Nine Months Ended September 30, 2007	Three Months Ended September 30, 2006
Basic:
Net income applicable to common stockholders	$614,465	$1,197,694	$22,892
Weighted average shares outstanding - basic	26,807,712	26,518,714	24,095,566
Net income per share - basic	$0.02	$0.04	$0.00

Diluted:
Net income applicable to common stockholders	$614,465	$1,197,694	$22,892
Weighted average shares outstanding - basic	26,807,712	26,518,714	24,095,566
Dilutive securities	2,524,639	2,069,831	204,824
Weighted average shares outstanding - diluted	29,332,352	28,588,545	24,300,389
Net income per share - diluted	$0.02	$0.04	$0.00

6.    Loans from stockholder

Effective March 1, 2006 a previously non-interest bearing loan from Thomas Sandgaard, President and Chief Executive Officer, in the amount of $14,980 was converted to a 24 month, 8.25% term loan, with equal monthly payments of principal and interest commencing April 1, 2006.  As of September 30, 2007, $1,569 of this amount remained outstanding.

ZYNEX MEDICAL HOLDINGS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

In 2006 Mr. Sandgaard loaned the Company $146,900, of which $50,000 was converted to a 24 month, 8.25% term loan, with equal monthly payments of principal and interest commencing April 1, 2006. As of September 30, 2007, $21,056 of this amount remained outstanding   The remaining $96,900 was represented by 8.25% demand notes and is being repaid as the Company's cash position and its financing covenants allow. As of September 30, 2007, $7,277 of this amount remained outstanding. The loans from Mr. Sandgaard were used for working capital purposes.

In May and June 2007, Mr. Sandgaard made 24-month unsecured loans to the Company in the principal amounts of $50,000 and $24,000 for a total amount of $74,000, The loans bear interest at 8.25% per annum and require monthly payments of $2,267, commencing June 2007 and $1,088 commencing July 2007, for a total of $3,355.  As of September 30, 2007, $42,227 and $21,212 remain outstanding. The loans from Mr. Sandgaard were used for working capital purposes and repayment of the Note Payable to Ascendiant Capital Group, LLC.

In September 2007, Mr. Sandgaard made a loan to the Company in the principal amounts of $59,500. The loan bears interest at 8.25% per annum commencing September 30, 2007 and is a demand note.  As of September 30, 2007, $59,500 remains outstanding. The loan from Mr. Sandgaard was used for working capital purposes.

7.    Income Taxes

The provision for income taxes is recorded at the end of each interim period based on the Company's best estimate of its effective income tax rate expected to be applicable for the full fiscal year. The effective income tax rate is reevaluated each reporting period. As of September 30, 2007, the Company has estimated its expected effective income tax rate applicable for the year is 27%, which is the statutory rate decreased by the effect of deductible expenses. Therefore, during the three and nine months ended September 30, 2007, the Company recorded a provision for income taxes of $227,000 and $443,000. During the nine and three months ended September 30, 2006, the Company did not record a provision for income taxes due to a loss position and due to uncertainty regarding the use of net operating loss carryforwards. The Company anticipates net operating income for the year ending December 31, 2007, although no assurance can be given. Refer to the Company's 2006 Form 10-KSB, Financial Statement Note 4.

At September 30, 2007, deferred tax assets are reduced by a valuation allowance of $170,000.  The valuation allowance was reduced during the nine months ended September 30, 2007 by approximately $315,000.  In addition, deferred tax assets increased by $350,000 due to the effects of temporary differences primarily attributable to an increase in the allowance for doubtful accounts receivable. Deferred tax liabilities increased by $14,000.

8.    Notes Payable

On October 18, 2006, the Company entered into a loan transaction with Ascendiant Capital Group, LLC (an affiliate of Ascendiant Securities, LLC) and issued to Ascendiant Capital (a) a secured Note in the total principal amount of $275,000 (the "Note") and (b) a five-year warrant to purchase a total of 429,867 shares of our common stock at a fixed exercise price of $0.39 per share. The Note was convertible into common stock at a fixed conversion price of $0.32 per share. Net proceeds of approximately $206,000 from the transaction were used for general working capital.

ZYNEX MEDICAL HOLDINGS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

In May 2007, the Company and Ascendiant Capital agreed to extend the maturity date of the loan and to modify extension terms of the Note.  Under the modified agreement the principal was to be paid in six equal monthly installments plus interest at 21%, although prepayment was permitted without penalty.  The entire amount was to be repaid no later than October 18, 2007.  For extending the Note, the Company issued 75,000 shares of common stock in May 2007.  The shares were valued at $26,500. The extension agreement called for additional shares to be issued every month as long as an outstanding balance remained on the Note.  The number of shares to be issued monthly depended upon the balance of the Note, up to an aggregate maximum of 450,000 shares of common stock, which number included the 75,000 shares of common stock issued in May 2007.  Previously, 450,000 shares were to be issued upon the extension.

In May 2007, the Company repaid principal of $100,000, interest of $4,812 and issued 50,000 shares of common stock valued at $21,500.

In June 2007, the Company repaid principal of $76,000, interest of $3,062 and issued 25,000 shares of common stock valued at $21,250.

On June 21, 2007, Ascendiant Capital surrendered the Note for conversion into common stock at the fixed conversion price of $0.32 per share.  The remaining principal of $99,000 plus accrued interest of $173 were converted into 309,916 shares of common stock.

9.    Subsequent Events

In November 2007, the Company entered into a 25-month sublease of office, plant and warehouse space in Littleton, Colorado.  The lease provides for annual rent of $100,975 plus property taxes and maintenance costs.